

C. R. BARD, INC.
730 Central Avenue
Murray Hill, New Jersey 07974

March 19, 2004

Dear Shareholder:

Your Board of Directors joins me in extending an invitation to attend the 2004 Annual Meeting of Shareholders which will be held on Wednesday, April 21, 2004, at Dolce Hamilton Park, 175 Park Avenue, Florham Park, New Jersey. The meeting will start promptly at 10:00 a.m.

We sincerely hope you will be able to attend and participate in the meeting. We will report on the Company's progress and respond to questions you may have about the Company's business. There will also be important items to be acted upon by shareholders.

If you plan to attend the meeting and are a shareholder of record, please mark your proxy card in the space provided for that purpose. An admission ticket is included with the proxy card for each shareholder of record. If your shares are not registered in your name, please advise the shareholder(s) of record (your bank, broker, etc.) that you wish to attend. That firm must provide you with evidence of your ownership, which will enable you to gain admission to the meeting.

Whether or not you plan to attend, it is important that your shares be represented and voted at the meeting. As a shareholder of record, you can vote your shares by telephone or over the Internet in accordance with the instructions set forth on the enclosed proxy card, or mark your vote on the proxy card, sign and date it and mail it in the envelope provided.

Sincerely,

TIMOTHY M. RING
Chairman and
Chief Executive Officer

C. R. BARD, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 21, 2004

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of C. R. Bard, Inc. will be held on Wednesday, April 21, 2004, at Dolce Hamilton Park, 175 Park Avenue, Florham Park, New Jersey, at 10:00 a.m. for the following purposes:

1. To elect three Class II directors for a term of three years and one Class I director for a term of two years;

2. To approve an amendment to the 2003 Long Term Incentive Plan of C. R. Bard, Inc.;

3. To approve certain provisions of the 1994 Executive Bonus Plan of C. R. Bard, Inc., as amended and restated;

4. To ratify the appointment of KPMG LLP as independent public accountants for the year 2004; and

5. To transact such other business as may properly come before the meeting and any adjournments thereof.

Only shareholders of record at the close of business on March 1, 2004, are entitled to notice of and to vote at the meeting.

Copies of the Annual Report and Form 10-K of C. R. Bard, Inc. for 2003 are enclosed with this Notice, the attached Proxy Statement and the accompanying proxy card.

All shareholders are urged to attend the meeting in person or by proxy. Shareholders who do not expect to attend the meeting are requested to vote either: (i) by telephone as directed on the enclosed proxy card; (ii) over the Internet as directed on the enclosed proxy card; or (iii) by completing, signing and dating the enclosed proxy card and returning it promptly in the self-addressed envelope provided.

By order of the Board of Directors

NADIA J. BERNSTEIN
Secretary

March 19, 2004

**NO MATTER HOW MANY SHARES YOU OWNED
ON THE RECORD DATE, YOUR VOTE IS IMPORTANT.**

PLEASE INDICATE YOUR VOTING INSTRUCTIONS EITHER: (i) BY TELEPHONE AS DIRECTED ON THE ENCLOSED PROXY CARD; (ii) OVER THE INTERNET AS DIRECTED ON THE ENCLOSED PROXY CARD; OR (iii) ON THE ENCLOSED PROXY CARD BY SIGNING, DATING AND RETURNING IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE COMPANY OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN PHONING IN YOUR VOTE, VOTING OVER THE INTERNET OR MAILING YOUR PROXY CARD PROMPTLY.

C. R. BARD, INC.
730 Central Avenue
Murray Hill, New Jersey 07974

PROXY STATEMENT

General

The accompanying proxy is solicited on behalf of the Board of Directors of C. R. Bard, Inc. (the "Company") for use at the Annual Meeting of Shareholders referred to in the foregoing notice and at any adjournment thereof. It is expected that this Proxy Statement and the accompanying proxy will be mailed commencing March 19, 2004, to each shareholder entitled to vote.

Shares represented by proxies, if such proxies are properly given and not revoked, will be voted in accordance with the specifications given thereby or, if no specifications are given, will be voted FOR the election as directors of all nominees named herein, FOR Proposal Nos. 2, 3 and 4 and in accordance with the discretion of the named attorneys and proxies on any other business. Any proxy may be revoked at any time before it is exercised by notice in writing delivered to the Secretary of the Company.

Under New Jersey law and the Company's By-Laws, the presence in person or by proxy of the holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting of Shareholders constitutes a quorum. Directors are elected by a plurality of the votes cast at the Annual Meeting of Shareholders. The approval of Proposal Nos. 2, 3 and 4 requires the affirmative vote of a majority of the votes cast on the proposal, provided that in the case of Proposal No. 2, a majority of the outstanding shares of Common Stock vote on the proposal.

Votes cast at the Annual Meeting of Shareholders will be tabulated by the Company's transfer agent. Votes withheld for the election of directors have no impact on the election of directors. Abstentions and broker non-votes are counted as shares present at the Annual Meeting of Shareholders for purposes of determining a quorum. Abstentions and broker non-votes will have no effect on Proposal Nos. 2, 3 and 4, except that abstentions and broker non-votes will not be counted as votes cast for purposes of determining whether a majority of the outstanding shares of Common Stock voted on Proposal No. 2.

On March 1, 2004, the record date for the determination of shareholders entitled to notice of and to vote at the Annual Meeting of Shareholders, the outstanding voting securities of the Company consisted of 52,423,290 shares of Common Stock. Each share is entitled to one vote.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS

There are currently eight members of the Board of Directors, divided into three classes. Class I consists of three directors. Two of the Class I directors are serving terms that expire in 2006. One Class I director, Timothy M. Ring, was elected as a director by the Board of Directors in August 2003 and is being nominated for election by shareholders at the 2004 Annual Meeting of Shareholders. Class II consists of three directors. Two of the Class II directors are serving terms that expire in 2004. Both of these directors are being nominated for re-election by shareholders at the 2004 Annual Meeting of Shareholders. The other Class II director, Theodore E. Martin, was elected as a director by the Board of Directors in October 2003 and is being nominated for election by shareholders at the 2004 Annual Meeting of Shareholders. Class III consists of two directors whose terms expire in 2005. Upon election by shareholders, directors serve for a three-year term (except in the case of Mr. Ring, who will serve until the expiration of the Class I term in 2006), and until their successors are elected and qualified.

Votes pursuant to the accompanying proxy will be cast, unless otherwise indicated on the proxy, for the election of the four nominees named below. In the event that any nominee shall be unable to serve as a director, it is intended that the proxy solicited hereby will be voted for such other person or persons as may be nominated by the Board of Directors. Management has no reason to believe that any nominee will be unable to serve.

Set forth below are the names, principal occupations and ages of the four nominees for election as directors and the other current directors, as well as information relating to other positions held by them with the Company and other companies. The information set forth below as to principal occupation is for at least the last five years. There are no family relationships among or between any of the directors and nominees.

Nominees for Re-election as Class II Directors



Anthony Welters

President and Chief Executive Officer of AmeriChoice Corporation, a UnitedHealth Group Company, having been Chairman and Chief Executive Officer of AmeriChoice Corporation and its predecessor companies since 1989; age 49. Mr. Welters has been a director since 1999 and is a member of the Executive Committee, Compensation Committee, Governance Committee and Regulatory Compliance Committee. Mr. Welters is a recipient of the prestigious Horatio Alger award and serves as a director of the Horatio Alger Association. He is also a director of West Pharmaceutical Services, Inc. and serves as Vice Chairman of the Board of Trustees for the Morehouse School of Medicine in Atlanta.



Tony L. White

Chairman, President and Chief Executive Officer of Applera Corporation (formerly known as PE Corporation) (life science systems and products) since September 1995; age 57. Mr. White has been a director since 1996 and is a member of the Executive Committee, Governance Committee and Compensation Committee. He is also a director of Ingersoll-Rand Company and AT&T Corporation.

Nominee for Election as Class II Director



Theodore E. Martin

Retired President and Chief Executive Officer of Barnes Group Inc. (manufacturer of precision metal parts and distributor of industrial supplies) since December 1998, having been Group Vice President from 1990 to 1995 and President and Chief Executive Officer since 1995; age 64. Mr. Martin has been a director since October 2003 and is a member of the Audit Committee, Finance Committee and Regulatory Compliance Committee. He is also a director of Ingersoll-Rand Company, Unisys Corporation and Applera Corporation.

Nominee for Election as Class I Director



Timothy M. Ring

Chairman and Chief Executive Officer of the Company since August 2003, having been Group President from April 1997 to August 2003, Group Vice President from December 1993 to April 1997; and Corporate Vice President-Human Resources from June 1992 to December 1993; age 46. Mr. Ring has been a director since August 2003 and is a member of the Executive Committee.

Other Directors of the Company

Class III Directors
(Terms Expire in 2005)



T. Kevin Dunnigan

Chairman of Thomas & Betts Corporation (electrical connectors and components) since January 2004, having been a director since 1975 and having been Chairman, President and Chief Executive Officer from October 2000 to January 2004, Chairman from 1992 to May 2000, Chief Executive Officer from 1985 to 1997 and President from 1980 to 1994; age 66. Mr. Dunnigan has been a director since 1994 and is a member of the Executive Committee, Audit Committee and Finance Committee. He is also a director of Deere & Company, PRO MACH, Inc. and Imagistics International Inc.



William H. Longfield

Retired Chairman, President and Chief Executive Officer of the Company since August 2003, having been Chairman, President and Chief Executive Officer since September 1995, President and Chief Executive Officer since June 1994 and President and Chief Operating Officer from September 1991 to June 1994; age 65. Mr. Longfield has been a director since 1990 and is a member of the Executive Committee, Finance Committee and Regulatory Compliance Committee. He is also a director of Manor Care, Inc., West Pharmaceutical Services, Inc., Applera Corporation and Horizon Health Corporation.

Class I Directors

(Terms Expire in 2006)



Marc C. Breslawsky

Chairman and Chief Executive Officer of Imagistics International Inc. (formerly Pitney Bowes Office Systems) (document imaging solutions) since December 2001, having been President and Chief Operating Officer of Pitney Bowes Inc. from 1996 to 2001, Vice Chairman from 1994 to 1996 and President of Pitney Bowes Office Systems from 1990 to 1994; age 61. Mr. Breslawsky has been a director since 1996 and is a member of the Audit Committee and Finance Committee. He is also a director of The United Illuminating Company and The Brink's Company.



Herbert L. Henkel

Chairman, President and Chief Executive Officer of Ingersoll-Rand Company (manufacturer of industrial products and components) since May 2000, having been President and Chief Executive Officer since October 1999 and President and Chief Operating Officer from April to October 1999; President and Chief Operating Officer of Textron, Inc. from 1998 to 1999, having been President of Textron Industrial Products from 1995 to 1998; age 55. Mr. Henkel has been a director since 2002 and is a member of the Compensation Committee, Governance Committee and Regulatory Compliance Committee. He is also a director of Pitney Bowes Inc.

Retired Director

The Company wishes to acknowledge with gratitude the many years of service by Regina E. Herzlinger, who retired from the Board of Directors in February 2004.



Regina E. Herzlinger

Nancy R. McPherson Professor of Business Administration, Harvard Business School since 1971; age 60. Professor Herzlinger was a director since 1991 and was a member of the Audit Committee, Finance Committee and Regulatory Compliance Committee in 2003. She is also a director of Noven Pharmaceuticals, Inc. and Zimmer, Inc.

Securities Ownership of Certain Beneficial Owners

The table below indicates all persons who, to the knowledge of management, beneficially owned more than 5% of the Company's outstanding Common Stock as of March 1, 2004:

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Class
Massachusetts Financial Services Company...........................	2,851,150[1]	5.50%
500 Boylston Street		
Boston, Massachusetts 02116		

(1) Massachusetts Financial Services Company ("MFS") beneficially owns, together with certain other non-reporting entities, 2,851,150 of the outstanding shares of Common Stock of the Company. MFS has sole voting power with respect to 2,747,650 shares of Common Stock of the Company and sole dispositive power with respect to 2,851,150 shares of Common Stock of the Company. The foregoing information is based on the Schedule 13G filed by MFS on February 11, 2004.

Securities Ownership of Management

The table below contains information as of March 1, 2004, with respect to the beneficial ownership of Common Stock of the Company by each director of the Company and each of the individuals who served as the Company's Chief Executive Officer and four other most highly compensated executive officers during the last fiscal year (collectively, the "Named Executive Officers") and all directors and executive officers as a group (including the Named Executive Officers). Unless otherwise noted in the footnotes following the table, the persons as to whom the information is given had sole voting and investment power over the shares of Common Stock shown as beneficially owned.

Name	Shares of Common Stock Beneficially Owned		Percent of Class
	Held as of March 1, 2004[1]	Right to Acquire Within 60 Days of March 1, 2004 Under Options	
Marc C. Breslawsky	18,583	5,400	*
T. Kevin Dunnigan	23,762	6,000	*
Herbert L. Henkel..	3,943	1,200	*
Brian P. Kelly	23,147	30,500	*
William H. Longfield	18,542	500,000	*
Theodore E. Martin.......................................	1,913	-0-	*
Amy S. Paul...	17,400	62,574	*
Timothy M. Ring...	71,846	176,174	*
Todd C. Schermerhorn	9,488	110,500	*
John H. Weiland	78,677	137,500	*
Anthony Welters	8,797	3,600	*
Tony L. White	18,541	5,400	*
All Directors and Executive Officers as a group (19 people)	364,643	1,236,748	3.1

* Represents less than 1% of the outstanding Common Stock of the Company.

(1) Includes phantom stock shares credited to the accounts of non-employee directors under the Deferred Compensation Agreement for Non-Employee Directors, as follows: Marc C. Breslawsky, 9,240; T. Kevin Dunnigan, 10,289; Herbert L. Henkel, 1,768; Theodore E. Martin, 211; Anthony Welters, 3,235; Tony L. White, 9,101. See "Compensation of Outside Directors — Fees and Deferred Compensation." Also includes share equivalent units credited to the accounts of non-employee directors under the Stock Equivalent Plan for Outside Directors, as follows: Marc C. Breslawsky, 7,743; T. Kevin Dunnigan, 10,557; Herbert L. Henkel, 1,575; Theodore E. Martin, 702; William H. Longfield, 702; Anthony Welters, 4,146; Tony L. White, 7,743. See "Compensation of Outside Directors — Stock Equivalent Plan for Outside Directors."

Section 16(a) Beneficial Ownership Reporting Compliance

Under the federal securities laws, the Company's directors, officers and ten percent shareholders are required to report to the Securities and Exchange Commission (the "SEC") and the New York Stock Exchange (the "NYSE"), by specific dates, transactions and holdings in the Company's Common Stock. Based on the Company's records and other information, the Company believes that during fiscal year 2003 all of these filing requirements were timely satisfied.

The Board of Directors and Committees of the Board

Board Meetings

The Board of Directors held seven regular meetings during 2003. All of the directors attended all of these meetings. The average attendance of all directors at all meetings of the Board and Committees of the Board during 2003 was 98%. During 2003, each director attended 88% or more of all meetings of the Board of Directors and of the Committees on which he or she served.

Board Committees

The Board of Directors has several standing committees, including, among others, an Audit Committee, a Compensation Committee, a Governance Committee and a Regulatory Compliance Committee.

Audit Committee

The Audit Committee, currently composed of directors Dunnigan, Breslawsky and Martin, met five times during 2003. The Board of Directors has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by the rules and regulations adopted by the SEC.

The principal functions of the Audit Committee are to (i) appoint, compensate, terminate and oversee the work of the Company's independent auditors; (ii) approve in advance all audit and non-audit services provided by the Company's independent auditors; (iii) review with management and the Company's independent auditors, prior to public dissemination, the Company's annual and quarterly financial statements; (iv) review, in consultation with the Company's independent auditors, management and the internal auditors, the Company's financial reporting processes, including internal controls; and (v) report regularly to the full Board of Directors including with respect to any issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function. The Audit Committee operates under a written charter which is attached as Exhibit A to this Proxy Statement and is available on the Company's website at www.crbard.com.

Compensation Committee

The Compensation Committee, currently composed of directors Henkel, Welters and White, met six times during 2003. The principal functions of the Compensation Committee are to (i) review and approve corporate goals and objectives relevant to the Chief Executive Officer's compensation, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors, determine and approve the Chief Executive Officer's compensation level based on this evaluation; (ii) make recommendations to the Board of Directors with respect to the Company's compensation programs, incentive-compensation plans and equity-based plans for employees; and (iii) administer the Company's 1994 Executive Bonus Plan and 2003 Long Term Incentive Plan. The Compensation Committee operates under a written charter that is available on the Company's website at www.crbard.com.

Governance Committee

The Governance Committee, currently composed of directors Henkel, Welters and White, met seven times during 2003. The principal functions of the Governance Committee, which serves the nominating committee role, are to (i) identify individuals qualified to become directors and select, or recommend that the Board of Directors select, the candidates for director to be filled by the Board of Directors or by the shareholders at an annual or special meeting; (ii) advise and make recommendations to the Board of Directors on all matters concerning Board procedures and directorship practices; (iii) take a leadership role in shaping the corporate governance of the Company and (iv) administer the Company's Stock Equivalent Plan for Outside Directors and the Company's 1988 Directors Stock Award Plan, as amended and restated. The Governance Committee operates under a written charter that is available on the Company's website at www.crbard.com.

In considering possible candidates for director, the Governance Committee will take into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills, diversity and the extent to which the candidate would fill a present need on the Board of Directors. In addition, the Governance Committee will seek candidates who contribute knowledge, experience and skills in at least one of the following core competencies in order to promote a Board of Directors that, as a whole, possesses these core competencies: accounting and finance, business judgment, management, industry knowledge, international markets, leadership and strategy/vision. In considering candidates for the Board of Directors, the Governance Committee considers the entirety of each candidate's credentials and believes that at a minimum, each nominee should satisfy the following criteria: highest character and integrity; experience and understanding of strategy and policy-setting; reputation for working constructively with others; sufficient time to devote to Board matters; and no conflict of interest that would interfere with performance as a director.

In the case of incumbent directors whose terms of office are set to expire, the Governance Committee reviews such directors' overall service to the Company during their term, including the number of meetings attended, level of participation and quality of performance. In the case of new director candidates, the Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm to assist in identifying potential candidates. The Governance Committee then meets to discuss and consider such candidates' qualifications and independence and solicits input from other directors. Those prospective candidates who appear likely to be able to fill a significant need of the Board of Directors and satisfy the criteria described above would be contacted by a director to discuss the position. If there appeared to be sufficient interest, an in-person meeting would be arranged. If the Governance Committee, based on the results of these contacts, believed it had identified a viable candidate, it would discuss the matter with the full Board of Directors.

Shareholders may recommend director candidates for consideration by the Governance Committee. Such recommendations should be submitted to the Secretary of the Company. The Governance Committee will evaluate shareholder recommended director candidates in the same manner as it evaluates director candidates identified by other means.

Theodore E. Martin, who is designated as a nominee for election as a Class II director, was nominated by the Governance Committee to the Board of Directors upon the recommendation of certain of the Company's incumbent directors.

Regulatory Compliance Committee

The Regulatory Compliance Committee, currently composed of directors Henkel, Martin, Welters and Longfield, met two times during 2003. The principal function of the Regulatory Compliance Committee is to oversee the Company's compliance with laws and regulations of regulatory agencies with jurisdiction over the Company and its products.

Executive Sessions of Nonmanagement Directors

The nonmanagement directors hold regular executive sessions without management, and at least one executive session per year is held with only the independent directors. The presiding director of these executive sessions rotates among the chairs of the standing committees of the Board of Directors.

Communications with the Board of Directors

Shareholders may communicate directly with the Board of Directors or the nonmanagement members of the Board of Directors or the Audit Committee. The process for doing so is described on the Company's website at www.crbard.com.

Director Attendance at Annual Meetings

The Company encourages all of the directors to attend each annual meeting of shareholders. To that end, and to the extent reasonably practicable, the Company regularly schedules a meeting of the Board of Directors on the same day as the annual meeting of shareholders. Each member of the Board of Directors attended the 2003 Annual Meeting of Shareholders.

Director Independence

The NYSE listing standards require that a majority of the Board of Directors be independent. No director qualifies as independent unless the Board of Directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In accordance with the NYSE listing standards, the Board of Directors has adopted Corporate Governance Guidelines (which are available on the Company's website at www.crbard.com) that contain categorical standards of director independence that provide that none of the following relationships will be considered a material relationship that would impair a director's independence:

- A director who is a director, an executive officer or an employee, or whose immediate family member is a director, an executive officer or an employee, of a company that makes payments to, or receives payments from, the Company for goods or services in an amount which, in any single fiscal year, is less than the greater of $1,000,000 or 2% of such other company's consolidated gross revenues; or

- A director who serves, or whose immediate family member serves, as an executive, officer, director, trustee or employee of a charitable organization and the Company's discretionary charitable contributions to the organization are less than the greater of $1,000,000 and 2% of that organization's consolidated gross revenues.

The Board of Directors has determined that all of the members of the Board of Directors, other than Mr. Ring and Mr. Longfield, are independent under the NYSE listing standards and satisfy the Company's categorical standards set forth above.

In addition, in accordance with the NYSE listing standards, the Board of Directors has determined that the Audit Committee, Compensation Committee and Governance Committee are composed entirely of independent directors. The Board of Directors has also determined that each member of the Audit Committee is independent under the provisions of the Sarbanes-Oxley Act of 2002 applicable to audit committee independence, including the rules of the SEC thereunder.

Executive Compensation — Compensation Committee Report

The Company's executive compensation program is designed to create a link between pay and performance. Performance is the critical factor in all compensation decisions. The Compensation Committee relies on established compensation consultants and market data to analyze and evaluate the total compensation paid to executives against that of competitive companies. The components of total compensation are base salary, annual cash bonus incentives and long-term incentives. The Compensation Committee believes that a strong link between pay and performance will enhance the Company's ability to attract, motivate and retain key employees.

Stock Ownership Program

To further align the interests of management and shareholders, the Compensation Committee maintains formal stock ownership guidelines for the Named Executive Officers and others holding senior executive positions at the corporate and divisional levels. The ownership guidelines are expressed in terms of the value of the Company's Common Stock held by the executive as a multiple of that executive's base salary.

Under the guidelines of this program, the Chief Executive Officer is required to own a multiple of five times base salary, the Chief Operating Officer four times base salary, the Chief Financial Officer and Group Vice Presidents three times base salary and other executives one to two times base salary. Executives subject to the stock ownership guidelines are required to contribute a minimum of 25% of their annual cash bonuses to purchase Common Stock of the Company under the Company's Management Stock Purchase Program (the "MSPP") and are required to do so annually until such time as the executive has reached the applicable ownership guidelines. Executives who are subject to ownership guidelines have five years to meet the applicable guidelines. After the executive has reached the applicable ownership guidelines, contribution to the MSPP is voluntary.

While the executives in this program are given five years in which to meet the applicable stock ownership guidelines, the Compensation Committee monitors participation and expects that incremental progress will be made each year by each executive who has not met the applicable guidelines. All of the Named Executive Officers have met the applicable stock ownership guidelines.

Base Salaries

Base salaries for the company's executives, including the Named Executive Officers, are determined by evaluating the responsibilities of the executive and by reference to the competitive marketplace for executive talent. In order to attract and retain high caliber executives, base salaries are targeted slightly above average but below the high end compared with the company's competition for executive talent. The company believes that its competition for executive talent comes from a group of companies in the same industry as, and with products similar to those of, the company. This group of companies is larger than and does not contain all of the companies that make up the S&P 500 Health Care Equipment Index in the Comparison of Five Year Cumulative Total Returns below, as the Company believes that reference to the S&P 500 Health Care Equipment Index provides the most meaningful comparison for shareholder returns, while the larger, select group of companies is more representative of the Company's competition for executive talent.

In determining base salary increases as well as total compensation, the Compensation Committee takes into account corporate and individual performance and competitive salary data as described above. Increases in base salaries are influenced by the performance of the individual as compared with established goals and objectives and the competitive marketplace. Goals and objectives vary by individual and include the attainment of targeted levels of sales, net profits, earnings per share, return on shareholder investment and individual and operational initiatives. For purposes of base salary increases, no particular weight is assigned to any goal. In determining the base salary of Mr. Longfield, the Compensation Committee weighed corporate and individual performance more heavily than competitive salary data.

In connection with the management transition that occurred in 2003, the Compensation Committee engaged a consulting firm to advise it with respect to base salary and total compensation for those newly promoted to the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer positions. The consulting firm based its analysis on competitive compensation data from a select group of companies that the Compensation Committee considered to be among the most direct business competitors of the Company for senior executive talent, including many of those that make up the S&P 500 Health Care Equipment Index, some of which are larger than, smaller than and approximately the same size as the Company.

The Compensation Committee considers the recommendation of the Chief Executive Officer in reviewing and approving the base salaries of all corporate officers and general managers annually, including the other Named Executive Officers. Goals and objectives for these individuals are based on the targeted levels described above for the divisions or corporate staff functions for which they are responsible. Performance is weighed more heavily than competitive salary data.

Each year, the Compensation Committee establishes a merit fund that is used to increase base salaries for professional and managerial employees. The amount of the merit fund is determined on the basis of an analysis of several industry specific and general, non-industry specific surveys that are conducted on an annual basis by consulting companies and trade associations. Individuals receive a salary increase paid out of the merit fund based on a formula that is designed to more heavily reward superior individual performance.

Bonus Plans

Awards under the Company's bonus plans are determined on the basis of the degree to which corporate and, in certain cases, group financial and individual, non-financial goals are attained as described below.

Actual incentive compensation awards may be either more or less than targeted amounts depending on actual results compared with corporate, group and individual performance measures. Thus, the Company's incentive plans create a direct link between pay and performance.

At the beginning of each year, the Board of Directors, for corporate planning purposes and in consultation with the management of the Company, approves certain financial targets for the Company, including an earnings per share target and sales, cash flow and return on investment targets. The earnings per share target and, to a lesser extent, the sales, cash flow and return on investment targets, then become the critical financial indicators used by the Compensation Committee in determining awards under the Company's bonus plans for the executive officers, other than the Group Vice Presidents, Mr. Kelly and Ms. Paul, whose bonuses are determined as described below. All bonuses are based on operational results generally exclusive of items of an unusual and/or infrequent nature.

Certain executive officers of the Company, including Messrs. Longfield, Ring, Weiland and Schermerhorn, received their bonuses under the Company's 1994 Executive Bonus Plan. Bonuses under this plan for 2003 were determined by reference to the degree to which the Company's targets as described above for 2003 were achieved. Mr. Longfield's bonus was based on his full year's target in recognition of his substantial contribution to the successful management transition. Mr. Kelly and Ms. Paul received their bonuses for 2003 under the Company's Executive Incentive Plan. In 2003, Mr. Kelly and Ms. Paul transitioned from divisional to corporate group responsibility. Accordingly, their bonuses were calculated based on the degree to which their divisional or combined divisional, corporate and group results were achieved.

In 2003, all of the Named Executive Officers' targets and objectives were met or exceeded.

Bonuses for the Company's other executive officers for 2003 were determined by reference to the degree to which earnings per share, sales, cash flow and return on investment targets were achieved and on individual, non-financial performance.

Stock Options

Under the Company's 2003 Long Term Incentive Plan, in 2003 the Compensation Committee granted stock options to all of the executive officers, including the Named Executive Officers. Stock option grants to Messrs. Ring, Weiland, Schermerhorn and Kelly and Ms. Paul include grants related to their promotions in connection with the management transition. The Compensation Committee granted limited stock appreciation rights, which may only be exercised in the event of a change of control of the Company, in tandem with all stock options granted to executive officers. Stock options vest in accordance with a schedule specified by the Compensation Committee.

The Compensation Committee targets total compensation for long-term incentives at slightly above the average but below the high end of the select groups of companies described above. In determining the number of options granted to each individual, the Compensation Committee uses a formula weighted for attainment of goals and objectives. Executive officers may receive more or less than targeted amounts depending on actual results compared with corporate and, in certain cases, group and individual performance measures as described under "Bonus Plans."

The Company uses the Black-Scholes method to determine the potential value of stock options.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. The Company's 1994 Executive Bonus Plan and 2003 Long Term Incentive Plan have been structured such that performance-based annual incentive bonuses and long-term equity-based compensation paid thereunder for the Company's most senior executives should constitute qualifying performance-based compensation under Section 162(m). The Company's shareholders have approved both such plans. However, the Compensation Committee recognizes that unanticipated future events, such as a change of control of the Company or a change in executive personnel, could result in a disallowance of compensation deduction under Section 162(m). Moreover, the Compensation Committee may from time to time award compensation that is non-deductible under Section 162(m) when in the exercise of the Compensation Committee's business judgment such award would be in the best interest of the Company. All compensation paid in respect of 2003 to the Named Executive Officers should be deductible under the Internal Revenue Code, except that as a result of compensation paid to one of the Company's executive officers in connection with a promotion, an immaterial amount of compensation will not be deductible under Section 162(m).

THE COMPENSATION COMMITTEE
Tony L. White, Chairman
Herbert L. Henkel
Anthony Welters

Audit Committee Report

To the Board of Directors of C. R. Bard, Inc.:

We have reviewed and discussed with management the Company's consolidated audited financial statements as of and for the year ended December 31, 2003.

We have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication With Audit Committees,* as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have received and reviewed the written disclosures and the communications from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* as amended, and have discussed with the auditors the auditors' independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003.

We have considered whether the provision of non-audit services performed by the Company's principal auditors is compatible with maintaining auditor independence.

THE AUDIT COMMITTEE
T. Kevin Dunnigan, Chairman
Marc C. Breslawsky
Theodore E. Martin

Fiscal 2003 and 2002 Audit Firm Fee Summary

The following table presents the aggregate fees billed for professional services rendered by the Company's independent auditors in the "audit fees," "audit-related fees," "tax fees" and "all other fees" categories, in each case as such terms are defined by the SEC, for the fiscal years ended December 31, 2003 and December 31, 2002.

Type of Fees	2003	2002
Audit Fees	$1,154,700	$1,199,000
Audit-Related Fees[1]	293,300	122,900
Tax Fees[2]	898,000	921,000
All Other Fees	—	—
Total	$2,346,000	$2,242,900

(1) Audit-related professional services consisted of audits of benefit plans, planning related to the Sarbanes-Oxley Act, audits of certain subsidiaries and consultations.

(2) The aggregate fees billed by KPMG LLP for tax services rendered to the Company during the fiscal year ended December 31, 2003 and 2002 were $898,000 and $481,000, respectively. The fees billed by KPMG LLP related to tax compliance, tax advice and tax planning for 2003 were $182,000, $591,000 and $125,000, respectively. The fees billed by KPMG LLP related to tax compliance, tax advice and tax planning for 2002 were $146,000, $185,000 and $150,000, respectively. The aggregate fees billed by Arthur Andersen LLP for tax services rendered to the Company during the fiscal year ended December 31, 2002 were $440,000. The fees billed by Arthur Andersen LLP related to tax compliance and tax advice for 2002 were $300,000 and $140,000, respectively.

Audit Committee Pre-Approval Policies and Procedures

It is the Audit Committee's policy and procedure to review and consider and ultimately pre-approve all audit and non-audit services to be performed by the Company's independent auditors. The Audit Committee has adopted the Audit Committee Pre-Approval Policy that is attached as Exhibit B to this Proxy Statement. All of the services for the fiscal year ended December 31, 2003, described under "Audit Fees," "Audit-Related Fees" and "Tax Fees" were approved by the Audit Committee.

Independent Public Auditors

On May 7, 2002, the Board of Directors of the Company, upon recommendation of the Audit Committee, made a determination not to engage Arthur Andersen LLP as the Company's independent auditors and on May 20, 2002, engaged KPMG LLP to serve as the Company's independent public accountants for the fiscal year 2002.

Arthur Andersen's report on the Company's consolidated financial statements for the year ended December 31, 2001, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the year ended December 31, 2001, and the period from January 1, 2002 through May 7, 2002, there were no disagreements with Arthur Andersen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to Arthur Andersen's satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such years; and there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

During the year ended December 31, 2001, and through May 7, 2002, the Company did not consult KPMG LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Summary Compensation Table

The table below sets forth information concerning compensation earned by the Named Executive Officers during the last three fiscal years.

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | | Awards | | Payouts | |
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Restricted Stock Awards (#)[2]	Securities Underlying Options (#)[3]	LTIP Payouts ($)[4]	All Other Compensation ($)[5]
William H. Longfield........	2003	653,079[6]	1,307,660	98,743	-0-	600	13,735,335	152,501
Retired Chairman and	2002	1,000,000	1,269,750	701,703	75,000	-0-	-0-	431,064
Chief Executive Officer	2001	925,000	1,179,029	147,247	-0-	300,000	-0-	12,592
Timothy M. Ring...........	2003	668,750	871,773	377,146	-0-	350,000	374,950	76,337
Chairman and Chief	2002	444,833	606,015	107,114	25,000	-0-	-0-	146,936
Executive Officer	2001	412,500	353,769	-0-	-0-	75,000	-0-	23,204
John H. Weiland	2003	581,250	672,510	665,267	-0-	255,000	374,950	66,876
President and Chief	2002	444,833	527,805	242,458	25,000	-0-	-0-	161,525
Operating Officer	2001	412,500	366,603	100,519	-0-	75,000	-0-	38,386
Todd C. Schermerhorn	2003	380,625	398,524	87,744	-0-	170,000	-0-	19,092
Senior Vice President and	2002	233,058	147,491	-0-	-0-	15,000	-0-	52,229
Chief Financial Officer	2001	201,796	115,231	-0-	-0-	24,000	-0-	9,622
Brian P. Kelly..............	2003	318,085	400,876	353,139	-0-	35,000	-0-	32,198
Group Vice President	2002	264,719	298,345	106,942	-0-	11,000	-0-	64,454
	2001	243,208	293,657	-0-	2,000	22,500	-0-	11,412
Amy S. Paul	2003	285,863	333,811	361,884	-0-	35,000	-0-	374,916
Group Vice President	2002	240,132	231,407	24,816	-0-	10,100	-0-	85,153
	2001	229,431	100,774	-0-	1,265	22,500	-0-	15,913

(1) For 2003, 2002 and 2001, the amounts for Mr. Longfield include $0, $23,478 and $24,024, respectively, of dividend equivalents paid under the Long Term Performance Incentive Plan. No grants have been made under the Long Term Performance Incentive Plan since January 1, 1993.

For 2003, the amounts for Messrs. Longfield, Ring and Weiland include $33,375, $14,000 and $14,000, respectively, of dividend equivalents paid with respect to restricted stock units granted in 2002. For 2002, the amounts for Messrs. Longfield, Ring and Weiland include $48,750, $16,250 and $16,250, respectively, of dividend equivalents paid with respect to restricted stock units granted in 2002.

The Named Executive Officers are required to contribute a portion of their bonuses to purchase Common Stock of the Company at a discount under the Management Stock Purchase Program ("MSPP") until such time as the executives have reached their applicable stock ownership guidelines. The executives are also permitted to contribute the remaining portion of their bonuses to purchase Common Stock of the Company at the same discount under the MSPP. See "Executive Compensation — Compensation Committee Report — Stock Ownership Program." For 2003, the amounts for Messrs. Longfield, Ring, Weiland, Schermerhorn and Kelly and Ms. Paul include $0, $268,792, $592,493, $87,744, $353,139 and $147,038, respectively, of discount on Common Stock of the Company purchased under the MSPP. For 2002, the amounts for Messrs. Longfield, Ring, Weiland, Schermerhorn and Kelly and Ms. Paul include $544,178, $90,864, $226,208, $0, $106,942 and $24,816, respectively, of discount on Common Stock purchased under the MSPP. In 2001, the MSPP was suspended in connection with the proposed merger between the Company and Tyco International Ltd. The merger was not consummated, and the merger agreement was terminated. The benefits under the MSPP to participants in respect of 2001 were replaced with cash awards, which are included in the bonus column for 2001. Shares of Common Stock acquired under the MSPP on or after January 1, 2003, may not be transferred for a period of four years. Shares of Common Stock acquired under the MSPP prior to January 1, 2003, may not be transferred for a period of three years. In addition, with respect to shares of Common Stock representing the discount, unless otherwise provided by the Compensation Committee, a prorated number of such shares are forfeited if the executive's employment is terminated because of death, retirement or disability during the period after such shares were acquired, and all of such shares are forfeited if the executive's employment is otherwise terminated during such period. For a description of the vesting of the shares received by Mr. Longfield in respect of the discount under the MSPP in connection with his retirement, see "Certain Compensation Arrangements — Retirement Agreements." In the event of a change of control of the Company, all restrictions on the shares of Common Stock acquired under the MSPP lapse.

This column includes the aggregate incremental cost to the Company of providing various perquisites. In accordance with Securities and Exchange Commission rules, amounts aggregating less than $50,000 in a year for any Named Executive Officer have been omitted. For Mr. Longfield, the amounts that represent more than 25% of the aggregate value of reportable perquisites in any year include $39,213, $60,003 and $69,948 for use of the Company's aircraft in 2003, 2002 and 2001, respectively, and $34,275 for club membership dues in 2001. For Mr. Ring, the amounts that represent more than 25% of the aggregate value of the reportable perquisites in 2003 include $54,633 for use of the Company's aircraft and $30,500 for club membership dues. For Mr. Weiland, the amounts that represent more than 25% of the aggregate value of reportable perquisites in any year include $39,427 and $47,925 for use of the Company's aircraft in 2003 and 2001, respectively, and club membership dues of $39,652 in 2001. The Company's security policy requires that the Chief Executive Officer and the Chief Operating Officer use Company-provided aircraft for business and personal travel.

For 2003, the amount for Ms. Paul includes a tax gross-up payment of $214,846 for tax liabilities incurred on reimbursed relocation expenses.

(2) As of December 31, 2003, Mr. Ring held an aggregate of 36,500 shares of restricted stock with an aggregate value of $2,965,625 (excluding 12,500 shares that were issued to Mr. Ring on February 11, 2004, after specified performance goals were met). Mr. Weiland held an aggregate of 36,500 shares of restricted stock with an aggregate value of $2,965,625 (excluding 12,500 shares that were issued to Mr. Weiland on February 11, 2004, after specified performance goals were met). Mr. Schermerhorn held an aggregate of 2,900 shares of restricted stock with an aggregate value of $235,625. Mr. Kelly held an aggregate of 5,350 shares of restricted stock with an aggregate value of $434,687. Ms. Paul held an aggregate of 3,980 shares of restricted stock with an aggregate value of $323,375.

Dividends are paid on all shares of restricted stock and dividend equivalents are paid on all restricted stock units.

(3) Grants, other than those made in 2001 and 2002 to Mr. Kelly and Ms. Paul, consist of stock options with attached limited stock appreciation rights exercisable in the event of a change of control. See "Certain Compensation Arrangements — Change of Control Arrangements" below for a description of the material features of the limited stock appreciation rights. For Mr. Longfield, the 2003 amount reflects options granted to him as a non-employee director. See "Compensation of Outside Directors."

(4) The amounts in the column represent performance-based restricted stock previously granted and reported as long-term incentive plan awards that vested during 2003. In the case of Mr. Longfield, the restricted stock vested in connection with his retirement.

(5) For Mr. Longfield, the 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan and $147,501 for the transfer to Mr. Longfield of the ownership interest in one club membership and for the transfer to Mr. Longfield of his Company car in accordance with his retirement benefits. See "Certain Compensation Arrangements — Retirement Agreements." The 2002 amount in the column includes Company contributions of $5,000 under the Company Retirement Savings Plan, $9,814 which, net of tax, is reimbursement for insurance premiums paid under the Supplemental Insurance/Retirement Plan and $416,250 for a retention payment made by the Company in connection with the Company's proposed merger with Tyco International Ltd.; the 2001 amount in the column represents Company contributions of $4,250 under the Company's Retirement Savings Plan and $8,342 which, net of tax, is reimbursement for insurance premiums paid under the Supplemental Insurance/Retirement Plan.

For Mr. Ring, the 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan, $69,604 accrued under the Supplemental Insurance/Retirement Plan and $1,733 which, net of tax, is reimbursement for insurance premiums paid under such latter plan. The 2002 amount in the column includes $4,558 under the Company's Retirement Savings Plan, $26,099 accrued under the Supplemental Insurance/Retirement Plan and $1,054 which, net of tax, is reimbursement for insurance premiums paid under such latter plan and $115,225 for a retention payment made by the Company in connection with the Company's proposed merger with Tyco International Ltd.; the 2001 amount in the column represents Company contributions of $4,250 under the Retirement Savings Plan, $18,028 accrued under the Supplemental Insurance/Retirement Plan and $926 which, net of tax, is reimbursement for insurance premiums paid under such latter plan.

For Mr. Weiland, the 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan and $61,876 accrued under the Company's Supplemental Insurance/Retirement Plan. For Mr. Weiland, the 2002 amount in the column includes Company contributions of $4,558 under the Company's Retirement Savings Plan, $41,742 accrued under the Company's Supplemental Insurance/Retirement Plan and $115,225 for a retention payment made by the Company in connection with the Company's proposed merger with Tyco International Ltd.; and the 2001 amount in the column represents Company contributions of $4,250 under the Retirement Savings Plan and $34,136 accrued under the Supplemental Insurance/Retirement Plan.

For Mr. Schermerhorn, the 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan and $14,092 accrued under the Company's Supplemental Insurance/Retirement Plan. For Mr. Schermerhorn, the 2002 amount in the column includes Company contributions of $4,983 under the Company's Retirement Savings Plan, $6,576 accrued under the Company's Supplemental Insurance/Retirement Plan and $40,670 for a retention payment made by the Company in connection with the Company's proposed merger with Tyco International Ltd.; the 2001 amount in the column represents Company contributions of $4,250 under the Retirement Savings Plan and $5,372 accrued under the Supplemental Insurance/Retirement Plan.

For Mr. Kelly, the 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan and $27,198 accrued under the Company's Supplemental Insurance/Retirement Plan. For Mr. Kelly, the 2002 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan, $10,204 accrued under the Company's Supplemental Insurance/Retirement Plan and $49,250 for a retention payment made by the Company in connection with the Company's proposed merger with Tyco International Ltd.; the 2001 amount in the column represents Company contributions of $4,250 under the Retirement Savings Plan and $7,162 accrued under the Supplemental Insurance/Retirement Plan.

For Ms. Paul, the 2003 amount in the column includes Company contributions of $5,000 under the Company's Retirement Savings Plan, $63,845 accrued under the Supplemental Insurance/Retirement Plan, $996 which, net of tax, is reimbursement for insurance premiums paid under such latter plan and $305,075 for relocation expenses. For Ms. Paul, the 2002 amount in the column includes $4,491 under the Company's Retirement Savings Plan, $31,360 accrued under the Supplemental Insurance/Retirement Plan, and $736 which, net of tax, is reimbursement for insurance premiums paid under such latter plan and $48,566 for a retention payment made by the Company in connection with the Company's proposed merger with Tyco International Ltd.; the 2001 amount in the column represents Company contributions of $4,250 under the Retirement Savings Plan, $11,011 accrued under the Supplemental Insurance/Retirement Plan and $652 which, net of tax, is reimbursement for insurance premiums paid under such latter plan.

As required by the rules of the Securities and Exchange Commission, the amounts reflected in this column include the annual accruals to the employees' accounts under the Company's Supplemental Insurance/Retirement Plan. Under this plan, the annual accruals are disproportionately higher in the later years of an employee's participation in order to create an incentive to an executive to continue employment with the Company until at least age 62 when accruals cease. The Company believes that a more realistic reflection of the accruals under the Supplemental Insurance/Retirement Plan is the actuarial average, over the years of an executive's participation in the plan, of the aggregate expected accruals under the plan. On this basis, the actuarial average accrual amounts for Messrs. Longfield, Ring, Weiland, Schermerhorn and Kelly and Ms. Paul would be $199,945, $71,243, $82,129, $15,400, $24,313 and $25,734, respectively, in 2003; $175,314, $33,662, $44,340, $5,558, $14,233 and $12,798, respectively, in 2002; and $131,907, $24,206, $35,171, $4,409, $11,213 and $13,834, respectively, in 2001, as opposed to the amounts reflected in the column.

(6) Includes the following amounts paid to Mr. Longfield for service as a non-employee director: $6,518, which represents the fair market value on September 10, 2003 of 95 shares of Common Stock as part of his annual retainer, and $14,175, which represents the fair market value on October 1, 2003 of a formula-based stock award of 200 shares of Common Stock. See "Compensation of Outside Directors — Fees and Deferred Compensation" and "Compensation of Outside Directors — 1988 Directors Stock Award Plan, as Amended and Restated — Formula-Based Stock Options and Stock Awards."

Certain Compensation Arrangements

Retirement Agreements

The Company entered into a Supplemental Executive Retirement Agreement, as amended and restated, with Mr. Longfield that provides for monthly retirement benefits, from the date of his retirement until the death of Mr. Longfield and his spouse, generally equal to (i) 60% of his salary and bonus paid or payable in the five calendar years that provide the highest average of all the calendar years up to and including the year of his retirement with his salary in his retirement year being annualized, minus (ii) an amount equal to the monthly payment that would be made to Mr. Longfield when all other retirement benefits (as of the date benefits under the agreement commenced and excluding the Supplemental Executive Retirement Agreement, as amended and restated) that can be paid as a 100% joint and survivor annuity are calculated as this form of payment and minus (iii) amounts actually paid pursuant to the Supplemental Insurance/Retirement Plan discussed below.

Upon retirement, Mr. Longfield became entitled to the following retirement benefits: (i) office space, office equipment and part-time secretarial assistance for so long as Mr. Longfield requests; (ii) use of Company aircraft for up to 100 hours annually for five years; (iii) continuation of financial planning and tax services consistent with Company policy; (iv) payment of dues for two club memberships for five years and the transfer to Mr. Longfield of the ownership interest in one club membership; and (v) the purchase of his Company car for one dollar. Also upon Mr. Longfield's retirement, (i) all stock options granted to Mr. Longfield vested and each such stock option became exercisable for the balance of its ten-year term since the grant date, (ii) the shares of Common Stock of the Company Mr. Longfield received in respect of the discount under the MSPP vested and (iii) all shares of restricted stock underlying the restricted stock units granted to Mr. Longfield in 2002 were issued to Mr. Longfield and vested.

The Company provides a supplemental retirement benefit to selected key employees, including the Named Executive Officers, pursuant to the Supplemental Insurance/Retirement Plan. Retirement benefits are payable on a monthly basis over a 15-year period to a participant who retires on or after the date he or she is eligible for early retirement under the Employees' Retirement Plan of C. R. Bard, Inc. Retirement benefits are also payable, with respect to officers, following a termination of employment within two years after a change of control (defined in substantially the same manner as in the agreements with the Company's executive officers, which are described below). Retirement benefits are based on the participant's age, salary and bonus and position at the Company, as well as an earnings rate determined by the Company. The Supplemental Insurance/Retirement Plan also provides a death benefit and a disability benefit for a participant who dies or becomes disabled before receipt of retirement benefits. A participant will forfeit all benefits under the Supplemental Insurance/Retirement Plan upon violation of a restrictive covenant with the Company or upon termination by the Company for cause (as defined in the plan).

Change of Control Arrangements

The Company has an agreement with each of its executive officers that provides for benefits upon certain terminations of employment within three years after a change of control (defined to include the acquisition by a person or a group of 20% or more of the voting power of the Company's stock or a change in the members of the Board of Directors such that the continuing directors cease to constitute a majority of the Board of Directors), including for any reason during the six-month period following the first anniversary of a change of control. This agreement expires three years after any change of control but, under certain circumstances, may be terminated by the Board of Directors prior to any change of control, and will expire immediately upon the earlier of the executive officer's death, permanent disability or termination of employment for cause. Benefits include (i) severance pay of three times the sum of the executive officer's highest base salary and average annual bonus during the three years prior to severance and (ii) continued participation in the Company's benefit plans for one year (or, if such participation is not possible, provision of substantially similar benefits). This agreement also provides for a gross-up payment if an executive officer is subject to excise taxes under Section 4999 of the Internal Revenue Code.

In addition, upon a change of control, limited stock appreciation rights granted under current and prior equity-based compensation plans can be exercised within the sixty-day period commencing upon the date of the first public disclosure of a change of control. Change of control for this purpose is defined in substantially the same manner as in the agreements with the Company's executive officers. Upon exercise of a limited stock appreciation right, the holder thereof shall be entitled to receive an amount in cash equal to the greater of (i) the fair market value of the shares of the Common Stock of the Company with respect to which the limited stock appreciation right was exercised over the option price of such shares and (ii) if the change of control is the result of a transaction or a series of transactions, the highest price per share of Common Stock of the Company paid in such transaction or transactions during the sixty-day period up to the date of exercise over the option price of such shares.

Upon the occurrence of a change of control (defined in substantially the same manner as in the agreements with the Company's executive officers described above), the following vest immediately: (i) stock options granted under the Company's prior stock option plans; (ii) stock options, stock appreciation rights and restricted stock granted under the Company's 1993 Long Term Incentive Plan, as amended and restated, and 2003 Long Term Incentive Plan; and (iii) the interests of non-employee directors under the Company's Stock Equivalent Plan for Outside Directors. In addition, restrictions on shares of Common Stock of the Company acquired under the MSPP lapse upon a change of control of the Company (defined in substantially the same manner as in the agreements with the Company's executive officers described above).

Compensation of Outside Directors

Fees and Deferred Compensation

Non-employee directors receive an annual retainer of $32,500 in cash plus $6,498.50 to be paid at the director's election in either shares of Common Stock or deferred stock units, in each case based on the fair market value of the stock on the date of the applicable September Board meeting. In addition, for each Board and Committee meeting attended and for scheduled interim conferences, each non-employee director receives a fee of $1,500, except for committee chairmen who receive a fee of $3,000. Directors who are also employees do not receive any fees as directors.

Under the Deferred Compensation Agreement for Non-Employee Directors, all or a portion of such cash fees may be deferred at the election of the director, and any amount so deferred is valued at the election of the director either (i) as if invested in an interest-bearing account or (ii) as if invested in phantom stock shares. Deferred fees are payable in cash, in installments or as a lump sum upon termination of services as a director.

1988 Directors Stock Award Plan, as Amended and Restated

Under the Company's 1988 Directors Stock Award Plan, as amended and restated (the "1988 Plan"), directors who are not employees of the Company are awarded additional compensation.

Formula-Based Stock Options and Stock Awards

Upon election to the Board of Directors, each non-employee director is granted the right to receive 200 shares of Common Stock of the Company on the first business day of October during each year of the director's term. However, such director is not entitled to any such installment of shares in the event that for any reason such director is not a non-employee director on the date on which an installment of shares of Common Stock would otherwise be transferable under the 1988 Plan. The 1988 Plan provides that no shares of Common Stock awarded to a non-employee director under the 1988 Plan may be disposed of until the expiration of two years from the date of the transfer of such shares to the non-employee director; however, such transfer restriction ceases to apply upon the death or permanent disability of the non-employee director.

In July of each year, each non-employee director is granted an option to purchase 600 shares of Common Stock of the Company. Such options have a ten-year term and become exercisable with respect to 200 shares of Common Stock of the Company subject thereto on each of the first three anniversaries following the date of grant. The exercise price per share of Common Stock of the Company purchased under an option granted pursuant to the 1988 Plan shall not be less than the fair market value on the date the option is granted.

If a non-employee director shall, by reason other than death or retirement, cease to be a member of the Board of Directors of the Company while holding an outstanding option, such non-employee director shall be permitted to exercise such option within sixty days from the day he or she ceases to be a member of the Board of Directors; but in no event later than the expiration date of the option, with respect to all or any part of the entire balance of shares of Common Stock of the Company to the extent exercisable by such non-employee director at the time he or she ceases to be a member of the Board of Directors. If a non-employee director shall die after the date he or she ceases to be a member of the Board of Directors of the Company while holding an outstanding option, such option shall be exercisable to the extent, and during the period, that such option would, but for his or her death, have otherwise been exercisable by such non-employee director. If a non-employee director shall cease to be a member of the Board of Directors of the Company by reason of retirement while holding an outstanding option issued on or prior to April 18, 2001, such non-employee director shall be permitted to exercise such option within three years from the last day of the month in which he or she retired; but in no event later than the expiration date of the option, with respect to all or any part of the entire balance of shares of Common Stock of the Company to the extent exercisable by such non-employee director at the time he or she retired. If a non-employee director shall cease to be a member of the Board of Directors by reason of retirement while holding an outstanding option issued after April 18, 2001, such non-employee director shall be permitted to exercise such option until the expiration date of the option, with respect to all or any part of the entire balance of shares of Common Stock of the Company to the extent exercisable by such non-employee director at the time he or she retired. If a non-employee director shall die while holding an outstanding option, and at the time of death, such option is then exercisable with respect to less than 100% of the shares subject thereto, the number of shares to which such option may be exercisable shall be increased to 100% of the total number of shares subject thereto. The period during which such option shall be exercisable shall commence on the date of death and end on the first anniversary of the month in which the date of death occurs, but in no event shall the period extend beyond the expiration date of the option. In no event shall an option be exercisable beyond the end of the option period.

Nonformula-Based Stock Options and Stock Appreciation Rights

The Governance Committee may award to non-employee directors non-qualified stock options with or without stock appreciation rights. Nonformula-based options may be awarded with terms of up to ten years. Unless otherwise specifically set forth in the grant thereof, no nonformula-based option will be exercisable during the 12 months following the date of the grant. After the 12-month period, 25% of the total number of nonformula-based options granted are exercisable; after 24 months from the date of grant, 50% are exercisable; after 36 months, 75% are exercisable; and, after 48 months, 100% of the nonformula-based options granted are exercisable. Notwithstanding anything to the contrary, the Governance Committee may, when granting nonformula-based options to any non-employee director, grant options that are exercisable immediately or options that are exercisable according to a schedule different from that set forth in the preceding sentence. The exercise price per share of Common Stock with respect to each nonformula-based option shall not be less than 100% of the fair market value of a share of Common Stock on the day the nonformula-based option is granted.

If a non-employee director shall cease to be a member of the Board of Directors by reason of retirement and holds a nonformula-based option issued on or prior to April 18, 2001, such option will remain exercisable after cessation of such non-employee director's employment for three years from the last day of the month in which he or she retired, but in no event later than the expiration date of the option, to the extent such nonformula-based option was otherwise exercisable at the time of retirement. If a non-employee director shall cease to be a member of the Board of Directors by reason of retirement and holds a nonformula-based option issued after April 18, 2001, such option will remain exercisable after cessation of such non-employee director's employment until the expiration date of the option, to the extent such nonformula-based option was otherwise exercisable at the time of retirement. If a non-employee director ceases to be a member of the Board of Directors because of death, a nonformula-based option held by such non-employee director shall remain exercisable for one year and, if not already fully exercisable, shall become exercisable with respect to all shares subject thereto. If a non-employee director ceases to be a member of the Board of Directors other than by reason of death or retirement, a nonformula-based option held by such director shall remain exercisable for 60 days, to the extent such nonformula-based option was otherwise exercisable at the time of termination. If a non-employee director shall die after the date he or she ceases to be a member of the Board of Directors while holding an outstanding nonformula-based option, such option shall be exercisable to the extent, and during the period, that such nonformula-based option would, but for his or her death, have otherwise been exercisable by such non-employee director. In no event shall a nonformula-based option be exercisable beyond the end of the option term.

The Governance Committee may grant stock appreciation rights to non-employee directors in tandem with nonformula-based options. Stock appreciation rights entitle a non-employee director to receive Common Stock or, with the consent of the Governance Committee, cash in an amount equal to the excess of the fair market value of a share of Common Stock on the date the right is exercised over the price at which the non-employee director could exercise the related nonformula-based option to purchase that share. Stock appreciation rights shall be exercisable on the same terms as the nonformula-based options with which they are paired, and a non-employee director may choose to exercise either a nonformula-based option or the related stock appreciation right. The exercise of one terminates the other.

On December 10, 2003, the Governance Committee granted to each non-employee director a nonformula-based option to purchase 600 shares of Common Stock under the same terms and conditions that apply to formula-based stock options.

Nonformula-Based Restricted Stock, Stock Awards and Unrestricted Stock

An award of restricted stock to a non-employee director entitles the non-employee director to receive the number of shares of Common Stock specified by the Governance Committee. An award of restricted stock will vest in accordance with a schedule specified by the Governance Committee. Except as otherwise provided by the Governance Committee, a non-employee director receiving an award of restricted stock shall, prior to the vesting of such restricted stock, have all the rights of a holder of Common Stock, including the right to receive dividends or dividend equivalents paid on and the right to vote such stock. However, prior to the vesting of an award of restricted stock, such restricted stock may not be sold, assigned, transferred, pledged or otherwise encumbered. Except as otherwise provided by the Governance Committee, the restricted period in respect of any award of restricted stock shall not be less than three years. If, prior to the vesting of a non-employee director's restricted stock, such non-employee director ceases to be a member of the Board of Directors during the restricted period for any reason other than death or retirement, the Governance Committee may at the time of cessation of service as a member of the Board of Directors vest all or any portion of such restricted stock. If and to the extent the Governance Committee does not so vest such restricted stock, such unvested restricted stock will be forfeited. If a non-employee director holding restricted stock ceases to be a member of the Board of Directors during the restricted period by reason of death or retirement, restricted stock held by that non-employee director shall vest.

The Governance Committee may grant stock awards in its discretion to non-employee directors of the Company. A stock award consists of Common Stock to be distributed in three approximately equal installments, the first delivery on the date of the stock award and thereafter on the first and second anniversaries of such date, unless otherwise specified by the Governance Committee. No such installment will be delivered on any scheduled delivery date to a non-employee director whose service as a member of the Board has ceased (except, in the discretion of the Governance Committee, by reason of death or retirement).

The Governance Committee may grant awards of unrestricted Common Stock under the 1988 Plan to non-employee directors, which Common Stock is delivered to the non-employee director on or about the award date and which is not subject to any restrictions; provided that awards of unrestricted Common Stock shall only be made in lieu of payment of a cash retainer.

Stock Equivalent Plan for Outside Directors

On January 1, 1997, a Board-approved Stock Equivalent Plan for Outside Directors (the "Stock Equivalent Plan") replaced a retirement income plan formerly maintained by the Company, as explained below. Pursuant to the Stock Equivalent Plan, on December 31 of each year, commencing December 31, 1997, each non-employee director of the Company is credited with a number of units equal to (i) the sum of (A) the annual retainer for non-employee directors then in effect and (B) 12 times the per meeting fee for non-employee directors then in effect, divided by (ii) the average of the high and low selling prices of the Common Stock of the Company on the New York Stock Exchange on such date. Upon termination of service as a non-employee director, a participant in the Stock Equivalent Plan who shall have served on the Board of Directors for at least five years shall become entitled to receive an amount in cash equal to the product of (i) the number of units credited to such director and (ii) the average of the closing prices of the Common Stock of the Company on the New York Stock Exchange during the six-month period immediately preceding such director's termination of service, payable in lump sum, at the director's election or in installments over that number of years equal to the number of full or partial years of such participant's service on the Board of Directors. In the event of a change of control of the Company (defined substantially the same as under "Certain Compensation Arrangements — Change of Control Arrangements" above), non-employee directors in the Stock Equivalent Plan become entitled to receive benefits thereunder regardless of any such director's length of service. In the event of a director's death, his or her surviving spouse shall receive the same benefits that such director would have received had he or she survived. If a non-employee director's service is terminated for "cause" (as defined in the plan), his or her benefit under the plan shall be forfeited.

The Company formerly maintained a retirement income plan for non-employee directors who served on the Board of Directors for at least five years. Upon retirement, such directors became entitled to receive annual payments equal to an amount composed of the annual retainer together with an amount based upon the annual meeting fees in effect at the time of retirement. Such payments were made for that number of years equal to the number of full or partial years of service on the Board of Directors. In the event of the retired director's death, his or her surviving spouse became entitled to receive the same benefits that such director would have received had he or she survived. Currently serving non-employee directors of the Company entitled to benefits accumulated under the retirement income plan elected either to have such benefits paid out upon retirement as provided under the former retirement income plan or to convert such benefits into share equivalent units under the Stock Equivalent Plan. The Company continues to make payments under the retirement income plan for the benefit of non-employee directors who retired prior to January 1, 1997, with at least five years of service on the Board of Directors.

Option Grants in Last Fiscal Year

The table below sets forth information concerning options granted to the Named Executive Officers during the last fiscal year.

	Individual Grants				Grant Date Value[1]
Name	**Number of Securities Underlying Options Granted (#)[2]**	**% of Total Options Granted to Employees in Fiscal Year**	**Exercise or Base Price ($/Share)**	**Expiration Date**	**Grant Date Present Value($)**
William H. Longfield[3]	600	N/A	78.72	12/10/2013	12,342
Timothy M. Ring	200,000	10.6%	61.02	4/16/2013	4,114,000
	150,000	8.0%	71.42	7/9/2013	3,085,500
John H. Weiland	150,000	8.0%	61.02	4/16/2013	3,085,500
	105,000	5.6%	71.42	7/9/2013	2,159,850
Todd C. Schermerhorn	100,000	5.3%	61.02	4/16/2013	2,057,000
	70,000	3.7%	71.42	7/9/2013	1,439,900
Brian P. Kelly	35,000	1.9%	69.16	6/1/2013	719,950
Amy S. Paul	35,000	1.9%	69.16	6/1/2013	719,950

(1) Based on Black-Scholes value of $20.57. The valuation calculations are solely for the purposes of compliance with the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended, and are not intended to forecast possible future appreciation, if any, of the price of the Company's Common Stock. Grant date values are based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. Accordingly, there is no assurance the value realized by an executive will be at or near the value estimated by the Black-Scholes model. The grant date values were determined based in part upon the following assumptions: (a) an expected volatility of 31.204% based on daily stock prices of the Company's Common Stock for the one-year period prior to the grant date; (b) a risk-free rate of return of 3.4%; (c) the Company's Common Stock five-year dividend yield of 1.2%; and (d) an expected option life of 5.24 years.

(2) Grants consist of stock options with attached limited stock appreciation rights that are exercisable in the event of a change of control. See "Certain Compensation Arrangements — Change of Control Arrangements" above for a description of the material features of the limited stock appreciation rights. The options granted to Messrs. Ring, Weiland and Schermerhorn that expire on July 9, 2013, become exercisable based, in part, on the Company achieving certain earnings per share increases. The remaining options generally become exercisable with respect to 25% of the shares initially granted on each of the first, second, third and fourth anniversaries of the grant date.

(3) Mr. Longfield received stock options as a non-employee director. See "Compensation of Outside Directors — 1988 Directors Stock Award Plan, as Amended and Restated."

Aggregated Option Exercises in Last Fiscal Year, and Fiscal Year-End Option Values

The table below sets forth information concerning exercises of stock options by the Named Executive Officers during the last fiscal year and the fiscal year-end value of the Named Executive Officers' unexercised options.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($) [1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable [2]
William H. Longfield [3] ..	0	0	703,028	600	26,500,368	1,515
Timothy M. Ring	0	0	126,174	375,000	4,717,546	6,271,280
John H. Weiland	0	0	134,159	280,000	5,073,228	4,817,430
Todd C. Schermerhorn . .	0	0	80,500	177,500	2,903,117	2,918,237
Brian P. Kelly	0	0	28,000	40,500	993,962	577,862
Amy S. Paul	0	0	60,074	40,050	2,149,973	564,711

(1) These options were granted over a period of years.

(2) Valued at $81.25 per share market price (closing price on December 31, 2003).

(3) Mr. Longfield received stock options as a non-employee director. See "Compensation of Outside Directors — 1988 Directors Stock Award Plan, as Amended and Restated."

Equity Compensation Plan Information

The table below sets forth information with respect to shares of Common Stock that may be issued under the Company's equity compensation plans as of December 31, 2003.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	5,222,487	$52.12	1,494,190 [1]
Equity compensation plans not approved by security holders	72,212 [2]	$52.46	—
Total	5,294,699	$52.12	1,494,190

(1) Includes 38,811 shares under the 1988 Directors Stock Award Plan, 1,248,209 shares under the 2003 Long Term Incentive Plan and 207,170 shares under the 1998 Employee Stock Purchase Plan.

(2) Represents shares to be issued at December 31, 2003, under the Management Stock Purchase Plan. The Management Stock Purchase Plan was subsequently replaced by the Management Stock Purchase Program, a program under the Company's 2003 Long Term Incentive Plan. Accordingly, no further shares will be issued under the Management Stock Purchase Plan. See Note 9 to the Company's consolidated financial statements included in the Company's Form 10-K for the year ended December 31, 2003.

Pension Table

The table below sets forth the aggregate estimated annual retirement benefits payable under the Company's Employees' Retirement Plan, Excess Benefit Plan and Supplemental Executive Retirement Plan for employees retiring at normal retirement age (65) in 2003.

Total Pensionable Pay in Year Prior to Retirement	Years of Service at Age 65 Retirement						
	15 or less	20	25	30	35	40	45
$ 100,000	$ 12,000	$ 20,000	$ 22,000	$ 26,000	$ 27,000	$ 29,000	$ 30,000
200,000	23,000	40,000	46,000	52,000	56,000	59,000	62,000
300,000	34,000	61,000	70,000	78,000	84,000	90,000	94,000
400,000	46,000	81,000	94,000	105,000	113,000	120,000	126,000
500,000	58,000	102,000	118,000	131,000	142,000	151,000	158,000
600,000	69,000	122,000	142,000	158,000	171,000	181,000	190,000
700,000	81,000	142,000	165,000	184,000	199,000	212,000	222,000
800,000	92,000	163,000	189,000	211,000	228,000	242,000	254,000
900,000	104,000	183,000	213,000	237,000	257,000	273,000	286,000
1,000,000	116,000	204,000	237,000	264,000	286,000	304,000	318,000
1,100,000	127,000	224,000	260,000	290,000	314,000	334,000	350,000
1,200,000	139,000	245,000	284,000	316,000	343,000	365,000	382,000
1,300,000	150,000	265,000	308,000	343,000	372,000	395,000	415,000
1,400,000	162,000	286,000	332,000	369,000	400,000	426,000	447,000
1,500,000	174,000	306,000	356,000	396,000	429,000	456,000	479,000
1,600,000	185,000	327,000	379,000	422,000	458,000	487,000	511,000
1,700,000	197,000	347,000	403,000	449,000	487,000	517,000	543,000
1,800,000	208,000	368,000	427,000	475,000	515,000	548,000	575,000
1,900,000	220,000	388,000	451,000	502,000	544,000	579,000	607,000
2,000,000	232,000	409,000	475,000	528,000	573,000	609,000	639,000
2,100,000	243,000	429,000	498,000	555,000	601,000	640,000	671,000
2,200,000	255,000	450,000	522,000	581,000	630,000	670,000	703,000
2,300,000	266,000	470,000	546,000	608,000	659,000	701,000	735,000
2,400,000	278,000	491,000	570,000	634,000	688,000	731,000	767,000
2,500,000	290,000	511,000	593,000	661,000	716,000	762,000	799,000
2,600,000	301,000	532,000	617,000	687,000	745,000	792,000	831,000
2,700,000	313,000	552,000	641,000	714,000	774,000	823,000	863,000
2,800,000	324,000	573,000	665,000	740,000	803,000	854,000	895,000
2,900,000	336,000	593,000	689,000	767,000	831,000	884,000	927,000

Under the Company's Employees' Retirement Plan, Excess Benefit Plan and Supplemental Executive Retirement Plan, benefits are determined on the basis of an employee's pensionable earnings, which include regular salary, commissions, bonuses, overtime pay and shift differentials. Annual bonus amounts reflected in the Summary Compensation Table relate to the year in which such bonuses were accrued and are not included in the calculation of annual compensation for purposes of the Company's Employees' Retirement Plan, Excess Benefit Plan and Supplemental Executive Retirement Plan until the succeeding year.

In addition to the benefits reflected in the table, under the terms of Mr. Longfield's Supplemental Insurance/Retirement Plan, the monthly benefit is $17,509, of which $3,561 is in the form of a life insurance policy. Under the terms of Mr. Longfield's Supplemental Executive Retirement Agreement, the monthly 100% joint and survivor retirement benefit is $59,110. See "Certain Compensation Arrangements — Retirement Agreements."

The estimated years of service under the plans set forth above for Messrs. Longfield, Ring, Weiland, Schermerhorn and Kelly and Ms. Paul are 14, 11, 7, 18, 20 and 21, respectively. The estimated annual retirement benefits are payable over a participant's lifetime and are based on the pensionable pay and years of service for each listed individual. The benefits listed in the table are not subject to deductions for Social Security or any other offset amounts.

Comparison of Five Year Cumulative Total Returns

The graph below compares the cumulative total shareholder return on the Company's Common Stock for the last five years with the cumulative total return on the S&P 500 Index and the S&P 500 Health Care Equipment Index over the same period. The graph assumes the investment of $100 in each of the Company's Common Stock, the S&P 500 Index and the S&P 500 Health Care Equipment Index on December 31, 1998, and that all dividends were reinvested.



PROPOSAL NO. 2 — APPROVAL OF AMENDMENT TO THE
2003 LONG TERM INCENTIVE PLAN OF C. R. BARD, INC.

The Board of Directors has approved, subject to shareholder approval, an amendment to the Company's 2003 Long Term Incentive Plan (the "2003 Plan"), to increase by 2,000,000 shares the number of shares of Common Stock authorized to be issued under the 2003 Plan.

Under the 2003 Plan, which was adopted by shareholders at the 2003 Annual Meeting of Shareholders, the maximum number of authorized shares of Common Stock that may be issued is 3,000,000 shares. As of December 31, 2003, approximately 1,250,000 shares of Common Stock remained available. As a result of the limited number of shares of Common Stock remaining available for the 2003 Plan, shareholders are requested to authorize additional shares of Common Stock under the 2003 Plan to cover anticipated awards to be granted by the Company in the future in accordance with its normal compensation practices.

In addition, shareholder approval of Proposal No. 2 will constitute approval of (i) the performance criteria upon which performance-based awards that are intended to be deductible by the Company under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), may be based under the 2003 Plan, (ii) the annual per participant limit of 450,000 shares on grants of options, stock appreciation rights and other performance-based awards and (iii) the class of employees eligible to receive awards under the 2003 Plan. This approval is required every five years in order for such awards to continue to be treated as qualified performance-based compensation under the Code. See "Tax Status of 2003 Plan Awards — Section 162(m)."

The Company believes that the 2003 Plan will continue to help it to attract and retain the services of employees who are in a position to make a material contribution to the successful operation of the business of the Company and its subsidiaries by enabling the Company to offer a variety of long-term incentive awards. The description of the 2003 Plan (as proposed to be amended) set forth below is a summary, does not purport to be complete and is qualified in its entirety by reference to the provisions of the 2003 Plan itself. The complete text of the 2003 Plan (as proposed to be amended) is attached as Exhibit C to this Proxy Statement.

Description of the 2003 Plan

Administration.   The 2003 Plan is administered by the Compensation Committee or any subcommittee thereof, which is expected to consist of at least two individuals who are intended to qualify as "nonemployee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" within the meaning of Section 162(m) of the Code. All awards granted to employees under the 2003 Plan are evidenced by an award agreement which specifies the type of award granted pursuant to the 2003 Plan, the number of shares of Common Stock underlying the award and all terms governing the award, including, without limitation, terms regarding vesting, exercisability and expiration of the award.

Eligibility.   Participants in the 2003 Plan are selected by the Compensation Committee from employees of the Company and its subsidiaries. Participants may be selected and awards may be made at any time during the period that awards may be made under the 2003 Plan. As of December 31, 2003, 12 executive officers and approximately 1,000 other officers and other employees were eligible for participation in the 2003 Plan.

Determination and Maximum Number of Awards.   Awards under the 2003 Plan may be in the form of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, unrestricted stock and other stock-based awards. The maximum number of shares with respect to which options, stock appreciation rights and other performance-based awards may be granted during each calendar year to any given participant may not exceed 450,000 shares of Common Stock of the Company. The maximum number of shares of Common Stock that may be granted as awards of restricted stock, unrestricted stock and restricted stock units shall not exceed 1,200,000 shares in the aggregate. The Compensation Committee has exclusive power and authority, consistent with the provisions of the 2003 Plan, to establish the terms and conditions of any award and to waive any such terms or conditions. Because the benefits conveyed under the 2003 Plan would be at the discretion of the Compensation Committee, it is not possible to determine what benefits participants will receive under the 2003 Plan. On March 1, 2004, the mean between the high and low sale price of the Common Stock, as reported on the New York Stock Exchange, was $95.81.

Stock Options and Stock Appreciation Rights. The Compensation Committee may award to selected employees non-qualified or incentive stock options for federal income tax purposes. Options granted under the 2003 Plan shall be vested and exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee, but in no event shall an option be exercisable more than ten years after the date it is granted. The exercise price per share of Common Stock for any option awarded shall not be less than 100% of the fair market value of a share of Common Stock on the day the option is granted, except for options granted in assumption or replacement of outstanding awards in connection with specified corporate transactions. The exercise price of any stock option granted pursuant to the 2003 Plan may not be subsequently reduced by amendment, or cancellation and substitution, of such option or any other action of the Compensation Committee without shareholder approval, subject to the Compensation Committee's authority to adjust awards upon certain events (described under "Adjustments Upon Certain Events" below).

An option may be exercised by paying the exercise price in cash or its equivalent and/or, to the extent permitted by the Compensation Committee, Common Stock, a combination of cash and Common Stock or through the delivery of irrevocable instruments to a broker to sell the shares obtained upon the exercise of the option and to deliver to the Company an amount equal to the exercise price.

The Compensation Committee may grant stock appreciation rights independent of or in conjunction with an option. The exercise price of a stock appreciation right shall be an amount determined by the Compensation Committee but in no event shall such amount be less than the fair market value of the Common Stock on the date the stock appreciation right is granted or, in the case of a stock appreciation right granted in conjunction with an option, the option price of the related option. Each stock appreciation right granted independent of an option shall entitle an employee upon exercise to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of Common Stock over (B) the exercise price, multiplied by (ii) the number of shares of Common Stock covered by the stock appreciation right and as to which the stock appreciation right is exercised. Each stock appreciation right granted in conjunction with an option shall entitle an employee to surrender the option and to receive an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of Common Stock over (B) the option price per share of Common Stock, multiplied by (ii) the number of shares of Common Stock covered by the option that is surrendered. Payment shall be made in Common Stock or in cash or partly in Common Stock and partly in cash, as shall be determined by the Compensation Committee.

The Compensation Committee may, in its discretion, grant limited stock appreciation rights that are exercisable upon the occurrence of specified contingent events, including, without limitation, a change of control of the Company.

Other Stock-Based Awards. The Compensation Committee, in its sole discretion, may grant restricted stock, stock awards, restricted stock units, unrestricted stock and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, the Common Stock of the Company. Such other stock-based awards shall be in such form, and dependent on such conditions, as the Compensation Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more shares of Common Stock (or the equivalent cash value of such shares of Common Stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives; provided, however, that the Compensation Committee may grant awards of unrestricted shares only if the Compensation Committee has determined that such awards are made in lieu of salary or cash bonus. The restricted period specified in respect of any award of restricted stock shall not be less than three years, except that the Compensation Committee may (i) provide for a restricted period to terminate at any time after one year upon the attainment of established performance-based objectives and (ii) grant up to 150,000 shares of restricted stock without regard to this limitation.

Certain stock-based awards granted under the 2003 Plan may be granted in a manner which should be deductible by the Company under the Code. Such awards ("Performance-Based Awards") shall be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) return on shareholders' equity; (vi) attainment of strategic and operational initiatives; (vii) customer income; (viii) economic value-added models; (ix) maintenance or improvement of profit margins; (x) stock price, including, without limitation, as compared to one or more stock indices; (xi) market share; (xii) revenues, sales or net sales; (xiii) return on assets; (xiv) book value per share; (xv) expense management; (xvi) improvements in capital structure; (xvii) costs and (xviii) cash flow. In addition, to the degree consistent with the Code, the performance criteria may be calculated without regard to extraordinary, unusual and/or non-recurring items. With respect to Performance-Based Awards, (i) the Compensation Committee shall establish the objective performance goals applicable to a given period of service no later than 90 days after the commencement of such period of service (but in no event after 25% of such period of service has elapsed) and (ii) no awards shall be granted to any participant for a given period of service until the Compensation Committee certifies that the objective performance goals (and any other material terms) applicable to such period have been satisfied.

Adjustments Upon Certain Events.   In the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar transaction that results in a change to the Company's equity capitalization, the Compensation Committee, in its sole discretion, may adjust (i) the number or kind of shares of Common Stock or other securities that may be issued or reserved for issuance pursuant to the 2003 Plan or pursuant to any outstanding awards, (ii) the annual and other limits on grants of awards and/or (iii) any other affected terms of the 2003 Plan or awards under the 2003 Plan. Upon the occurrence of a change of control of the Company, unless otherwise specified by the Compensation Committee with respect to any award on or prior to the date of grant, (i) any outstanding awards that are unexercisable or unvested shall automatically be deemed exercisable or vested and all restrictions on restricted stock shall expire and (ii) the Compensation Committee may (A) cancel such awards for fair value (as determined in the sole discretion of the Compensation Committee) or (B) provide for the issuance of substitute awards that will substantially preserve the terms of any awards previously granted under the 2003 Plan. A change of control is defined in the Plan substantially in the same manner as in the agreement with the Company's executive officers (described under "Certain Compensation Arrangements — Change of Control Arrangements" above), except that the 2003 Plan additionally provides that a change of control will not be deemed to have occurred upon a transaction in which the Company's shareholders prior to the transaction retain majority ownership of the resulting entity or its parent following the transaction.

Amendment and Termination.   The Board of Directors may amend or terminate the 2003 Plan at any time, provided that it may not, without shareholder approval, (i) increase the number of shares that may be acquired under the 2003 Plan, (ii) extend the term during which options may be granted under the 2003 Plan, (iii) permit the exercise price per share of an option to be less than the fair market value of the Common Stock on the date on which an option is granted, subject to the Compensation Committee's authority to adjust awards upon certain events (described under "Adjustment Upon Certain Events" above), (iv) terminate restrictions on awards except in connection with a participant's death, disability or termination of employment or in connection with a change of control or (v) provide for awards not permitted under the terms of the 2003 Plan. No amendment or termination of the 2003 Plan shall diminish any rights of a participant pursuant to a previously granted award without his or her consent, subject to the Compensation Committee's authority to adjust awards upon certain events (described under "Adjustments Upon Certain Events" above). No awards may be made under the 2003 Plan after April 16, 2013.

Tax Status of 2003 Plan Awards

Introduction.   The following discussion of the federal income tax status of awards under the 2003 Plan, as proposed to be amended and restated, is based on present federal tax laws and regulations and does not purport to be a complete description of the federal income tax laws. Employees may also be subject to certain state and local taxes that are not described below.

Incentive Stock Options.   If the option is an incentive stock option, no income shall be realized by the employee upon award or exercise of the option, and no deduction shall be available to the Company at such time. If the Common Stock purchased upon the exercise of an incentive stock option is held by an employee for at least two years from the date of the award of such option and for at least one year after exercise, any resulting gain shall be taxed at long-term capital gains rates. If the Common Stock purchased pursuant to the option is disposed of before the expiration of that period, any gain on the disposition, up to the difference between the fair market value of the Common Stock at the time of exercise and the option price, shall be taxed at ordinary rates as compensation paid to the employee, and the Company shall be entitled to a deduction for an equivalent amount. Any amount realized by the employee in excess of the fair market value of the stock at the time of exercise shall be taxed at capital gains rates.

Non-qualified Options. If the option is a non-qualified option, no income shall be realized by the employee at the time of award of the option, and no deduction shall be available to the Company at such time. At the time of exercise (other than by delivery of Common Stock to the Company), ordinary income shall be realized by the employee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and the Company shall receive a tax deduction for the same amount. If an option is exercised by delivering Common Stock to the Company, a number of shares received by the optionee equal to the number of shares so delivered will be received free of tax and will have a tax basis and holding period equal to the shares so delivered. The fair market value of additional shares received by the optionee will be taxable to the optionee as ordinary income, and the optionee's tax basis in such shares will be their fair market value on the date of exercise. Upon disposition, any appreciation or depreciation of the Common Stock after the date of exercise may be treated as capital gain or loss.

Stock Appreciation Rights. No income shall be realized by the employee at the time a stock appreciation right is awarded, and no deduction shall be available to the Company at such time. When the right (including a limited stock appreciation right) is exercised, ordinary income shall be realized in the amount of the cash or Common Stock received by the employee, and the Company shall be entitled to a deduction of equivalent value.

Restricted Stock, Stock Awards and Unrestricted Stock. The Company shall receive a deduction and the employee shall recognize taxable income equal to the fair market value of the restricted stock at the time the restrictions on the shares awarded lapse, unless the employee elects to pay such tax as may be then due not later than 30 days after the date of the transfer by the Company to the employee of a restricted stock award as permitted under Section 83(b) of the Code, in which case both the Company's deduction and the employee's inclusion in income occur on the award date. The value of any part of a stock award distributed to employees shall be taxable as ordinary income to such employees in the year in which such stock is received, and the Company will be entitled to a corresponding tax deduction. The value of shares of Common Stock of the Company awarded to employees as unrestricted stock (minus the employee's purchase price, if any) will be taxable as ordinary income to such employees in the year received, and the Company will be entitled to a corresponding tax deduction.

Section 162(m). Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated executive officers in any year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. One requirement is shareholder approval of, and shareholder reapproval at least once every five years of, (i) the performance criteria upon which performance-based awards may be based, (ii) the annual per-participant limits on grants of performance-based awards and stock options and stock appreciation rights and (iii) the class of employees eligible to receive awards. In the case of performance-based awards, other requirements are that objective performance goals and the amounts payable upon achievement of the goals be established by a committee comprised solely of at least two outside directors and that no discretion be retained to increase the amount payable under the awards. In the case of options and stock appreciation rights, other requirements are that the option or stock appreciation right be granted by a committee of at least two outside directors and that the exercise price of the option or stock appreciation right be not less than fair market value of the Common Stock on the date of grant. The company believes that compensation received on vesting of performance-based awards and exercise of options and stock appreciation rights granted under the 2003 Plan in compliance with all of the above requirements and others set forth in Section 162(m) of the Code will be exempt from the $1,000,000 deduction limit.

Adoption of Proposal No. 2

The Company believes that its best interests will be served by the approval of Proposal No. 2. The amendment to the 2003 Plan will enable the Company to be in a position to continue to grant long-term incentive awards to officers and other employees, including those who through promotions and development of the Company's business will be entrusted with new and more important responsibilities.

Approval of Proposal No. 2 requires the affirmative vote of a majority of shares of the Company's Common Stock cast on the proposal at the Annual Meeting of Shareholders, provided that a majority of the outstanding shares of the Common Stock votes on the proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 2.

**PROPOSAL NO. 3 — APPROVAL OF CERTAIN PROVISIONS OF
THE 1994 EXECUTIVE BONUS PLAN
OF C. R. BARD, INC., AS AMENDED AND RESTATED**

The Company's 1994 Executive Bonus Plan (the "1994 Plan") is designed to help attract, retain and motivate the executives required to manage the Company and promote the achievement of rigorous but realistic financial goals. The 1994 Plan is also designed to qualify compensation under the 1994 Plan for a federal income tax deduction as performance-based compensation. Approval of Proposal No. 3 will constitute approval of (i) the performance criteria upon which awards may be based under the 1994 Plan, (ii) the annual per-participant limit of $1,800,000 on awards that may be made under the 1994 Plan and (iii) the class of employees eligible to receive awards under the 1994 Plan. This approval is required every five years in order for such awards to continue to be treated as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). See "Section 162(m)."

The description of the 1994 Plan set forth below is a summary, does not purport to be complete and is qualified in its entirety by reference to the provisions of the 1994 Plan itself. A copy of the 1994 Plan is attached as Exhibit D.

Description of the 1994 Plan

Administration. The Plan is administered by the Compensation Committee, or a subcommittee to which the Compensation Committee delegates its duties, which shall consist solely of at least two outside directors (as such term is defined in Section 162(m) of the Code and the regulations thereunder).

Eligibility. Participants in the 1994 Plan in any of the Company's fiscal years will be limited to individuals who are determined by the Board of Directors to be "executive officers." As of March 1, 2004, 12 executive officers are currently eligible for the 1994 Plan.

Determination and Maximum Number of Awards. Awards under the 1994 Plan shall be in the form of cash. No award to any individual with respect to any fiscal year shall exceed $1,800,000. Awards will be made to participants based upon one or more of the following objective performance criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) return on shareholders' equity (also referred to as return on investments); (vi) attainment of strategic and operational initiatives; (vii) customer income; (viii) economic value-added models; (ix) maintenance or improvement of profit margins; (x) stock price, including, without limitation, as compared to one or more stock indices; (xi) market share; (xii) revenues, sales or net sales; (xiii) return on assets; (xiv) book value per share; (xv) expense management; (xvi) improvements in capital structure; (xvii) costs and (xviii) cash flow. The foregoing criteria may relate to the Company, one or more of its subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee (or its delegate) shall determine. In addition, to the degree consistent with the Code, the performance criteria may be calculated without regard to extraordinary, unusual and/or non-recurring items. Before the commencement of each fiscal year (or no later than the time permitted pursuant to Section 162(m) of the Code (or any successor section thereto)), the Compensation Committee (or its delegate) shall select the performance criteria and establish the performance targets and the amount of bonus (expressed as a percentage of base salary in effect on the first day of the fiscal year) payable to each participant to the extent that performance satisfies the applicable criteria, whether equal to or within a range above or below the applicable target.

Payment of Awards. Each award will be paid in cash following the fiscal year to which it relates following the public announcement of the Company's financial results and the Compensation Committee's (or its delegate's) written certification of the achievement of applicable performance goals; however, a participant may, prior to a fiscal year, elect to defer all or any portion of an award earned during such fiscal year. Deferred awards will be credited by the Company, as the Company determines, (i) to an interest-bearing account for the participant or (ii) to the C. R. Bard, Inc. Management Stock Purchase Program, a program under the Company's 2003 Long Term Incentive Plan, and shall be paid in a lump sum upon termination of employment or in installments as requested by the participant and agreed to by the Compensation Committee (or its delegate). Participants may, and in certain circumstances are required to, contribute a portion of their bonuses to purchase Common Stock of the Company under the MSPP. See "Executive Compensation — Compensation Committee Report — Stock Ownership Program."

Amendment and Termination. The Compensation Committee (or its delegate) may amend or terminate the 1994 Plan at any time. No amendment or termination of the 1994 Plan shall deprive any participant of awards for fiscal years already ended.

Section 162(m). Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to the Chief Executive Officer and the four other most highly compensated executive officers in any fiscal year. Qualifying performance-based compensation is not subject to the deduction limit if certain requirements are met. One requirement is shareholder approval at least once every five years of (i) the performance criteria upon which performance-based awards may be based, (ii) the annual per-participant limit on grants of performance-based awards and (iii) the class of employees eligible to receive awards. Other requirements are that objective performance goals and the amounts payable upon achievement of the goals be established by a committee comprised solely of at least two outside directors and that no discretion be retained to increase the amount payable under the awards. The Company believes that if Proposal No. 3 is approved by shareholders, awards granted under the 1994 Plan in compliance with all of the above requirements and others set forth in Section 162(m) of the Code will be exempt from the $1,000,000 deduction limit.

Adoption of Proposal No. 3

The Company believes that its best interests will be served by the approval of Proposal No. 3, which will enable the Company to continue to be in a position to grant bonus awards to officers, including those who through promotions and development of the Company's business will be entrusted with new and more important responsibilities, while preserving the tax deductibility of these awards.

Approval of Proposal No. 3 requires the affirmative vote of a majority of shares of the Company's Common Stock cast on the proposal. If such approval is not obtained, the Company may forfeit tax deductions on a portion of the bonus awards that the Compensation Committee may approve for 2004 and subsequent years.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 3.

**PROPOSAL NO. 4 — RATIFICATION OF THE APPOINTMENT OF
KPMG LLP AS INDEPENDENT PUBLIC ACCOUNTANTS**


The Board of Directors has selected KPMG LLP to audit the accounts of the Company for the fiscal year ending December 31, 2004. Because KPMG LLP's report will be addressed to the shareholders as well as the

Board of Directors, the holders of Common Stock are asked to ratify this selection. The Company has been advised that representatives of KPMG LLP will be present at the Annual Meeting of Shareholders with the opportunity to make a statement if the representatives desire to do so. It is expected that the representatives will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NO. 4.

Miscellaneous

The Company does not know of any business other than that described above to be presented for action to the shareholders at the meeting, but it is intended that the proxies will be exercised upon any other matters and proposals that may legally come before the meeting and any adjournments thereof in accordance with the discretion of the persons named therein.

The cost of this solicitation will be borne by the Company. It is contemplated that proxies will be solicited through the use of the mails, but officers and regular employees of the Company may solicit proxies personally or by telephone or special letter. The Company has retained the firm of Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies and expects to pay such firm a fee of approximately $8,000 plus out-of-pocket expenses. Although there is no formal agreement to do so, the Company will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding proxy material to shareholders.

The Annual Report and Form 10-K of the Company for 2003, including certified financial statements, has been furnished to all persons who were shareholders of the Company on the record date for the 2004 Annual Meeting of Shareholders.

Proposals of Shareholders

The Company's By-laws set forth procedures to be followed by shareholders who wish to bring business before an annual meeting of shareholders or nominate candidates for election to the Board of Directors at an annual meeting of shareholders. Such procedures require that the shareholder give timely written notice to the Secretary of the Company. To be timely, such notice must be delivered to or mailed and received at the principal executive offices of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting, provided, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, to be timely notice must be received not later than the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made.

A proposal of a shareholder intended to be presented at the next Annual Meeting of Shareholders and to be included in the Company's proxy statement must be received at the Company's principal executive offices at 730 Central Avenue, Murray Hill, New Jersey 07974 on or before November 19, 2004.

Householding

Securities and Exchange Commission rules permit a single set of annual reports and proxy statements to be sent to any household at which two or more shareholders reside if they appear to be members of the same family. Each shareholder continues to receive a separate proxy card. This procedure is referred to as householding. While the Company does not household in mailings to its shareholders of record, a number of brokerage firms with account holders who are Company shareholders have instituted householding. In these cases, a single proxy statement and annual report will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once a shareholder has received notice from his or her broker that the broker will be householding communications to the shareholder's address, householding will continue until the shareholder is notified otherwise or until the shareholder revokes his or her consent. If at any time a shareholder no longer wishes to participate in householding and would prefer to receive a separate proxy statement and annual report, he or she should notify his or her broker. Any shareholder can receive a copy of the Company's proxy statement and annual report by contacting the Company at C. R. Bard, Inc., 730 Central Avenue, Murray Hill, New Jersey 07974, Attention: Corporate Secretary, by calling the Corporate Secretary at 908-277-8000 or by accessing the Company's website at www.crbard.com.

Shareholders who hold their shares through a broker or other nominee who currently receive multiple copies of the proxy statement and annual report at their address and would like to request householding of their communications should contact their broker.

Incorporation by Reference

As indicated above under "Equity Compensation Plan Information," we have incorporated by reference herein the description of the Company's Management Stock Purchase Plan contained in Note 9 to the Company's consolidated financial statements included in the Company's Form 10-K for the year ended December 31, 2003, delivered to shareholders in connection with this proxy statement.

AUDIT COMMITTEE CHARTER

C. R. BARD, INC.

Under the By-Laws of C. R. Bard, Inc. ("Bard" or the "Company"), the Board of Directors (the "Board") may appoint committees and confer powers on such committees at pleasure. The Audit Committee (the "Committee") is one such committee.

The Board and the Committee have approved and adopted the following Charter to define the Committee's composition, responsibilities and operation.

I. Purpose

The purpose of the Committee shall be to perform and satisfy the functions and duties described below.

II. Structure and Operations

Composition and Qualification

The Committee shall comprise three or more directors, each of whom shall, by no later than the date of the Company's 2004 annual meeting of shareholders, be determined by the Board to be "independent" under the rules of the New York Stock Exchange, Inc. and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), including the rules of the SEC thereunder. No member of the Committee may serve on the audit committee of more than three public companies, including Bard, unless the Board (i) determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and (ii) discloses such determination in the annual proxy statement (commencing with the Company's 2005 annual proxy statement).

Each member of the Committee must be financially literate (or must become financially literate within a reasonable period after his or her appointment) and at least one member must have accounting or related financial management expertise, which may be satisfied by the "audit committee financial expert," as required by the rules of the SEC.

Appointment and Removal

The members of the Committee shall be appointed by the Board and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board.

Chairman

Unless a Chairman of the Committee is elected by the full Board, the members of the Committee shall designate a Chairman of the Committee by the majority vote of the full Committee membership. The Chairman shall be entitled to cast a vote on all matters and additionally to cast a vote to resolve any ties. The Chairman will chair all regular sessions of the Committee and set the agendas for Committee meetings.

III. Meetings

The Committee shall meet at least quarterly, or more frequently as circumstances dictate, or on notice to all by the Chairman of the Board, the Chief Executive Officer of the Company or any member of the Committee. Any meeting of the Committee may be held telephonically.

As part of its goal to foster open communication, the Committee shall periodically meet separately with each of management, the director of the internal auditing department and the independent auditors to discuss any matters that the Committee or each of these groups believe would be appropriate to discuss privately. In addition, the Committee should meet with the independent auditors and management quarterly to review the Company's financial statements in a manner consistent with that outlined in Section IV of this Charter.

All nonmanagement directors who are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings, or communicate with, any director, officer or employee of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may also exclude from its meetings any persons not on the Committee it deems appropriate in order to carry out its responsibilities.

A majority of the Committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which there is a quorum shall be the act of the Committee.

The Committee shall keep regular minutes of its proceedings, and the Corporate Secretary's office shall maintain the minute book of the Committee.

IV. Duties and Powers

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities hereunder. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal or other conditions, or as requested by the Board. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board from time to time related to the purposes of the Committee.

The Committee, in discharging its oversight role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside legal, accounting or other advisors for this purpose, including the authority to approve the fees payable to such advisors and any other terms of retention. The Committee shall also have the authority to obtain from the Company all ordinary administrative expenses necessary or appropriate in carrying out its duties.

The Committee shall be given full access to the Company's internal audit department, the Board, any employee of the Company and independent auditors as necessary to carry out these responsibilities. While acting within the scope of its stated purpose, the Committee shall have all the authority of the Board.

Notwithstanding the foregoing, the Committee is not responsible for certifying the Company's financial statements and is not responsible for the information in the auditor's report. The fundamental responsibility for the Company's financial statements and disclosures rests with management and the independent auditors.

The principal functions of the Committee are set forth below.

Documents/Reports Review

1. Review with management and the independent auditors prior to public dissemination the Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and discuss with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, as may be modified or supplemented ("SAS No. 61").

2. Review and discuss with management and the independent auditors the Company's earnings press releases (paying particular attention to the use of any "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee's discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each earnings release or each instance in which the Company may provide earnings guidance.

3. Review disclosures made to the Committee by the Company's Chief Executive Officer and Chief Financial Officer during their certification process for the Company's Form 10-K and Form 10-Q concerning

(a) any significant deficiencies in the design or operation of internal controls or material weakness therein and (b) any fraud involving management or other employees who have a significant role in the Company's internal controls.

4. Perform any functions required to be performed by it or otherwise appropriate under applicable law, rules or regulations, the Company's bylaws and the resolutions or other directives of the Board, including review of any certification required to be reviewed in accordance with applicable law or regulations of the SEC.

Independent Auditors

5. Bear direct responsibility for appointing, compensating, retaining and terminating the Company's independent auditors engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

6. Inform the Company's independent auditors that such auditing firm shall report directly to the Committee.

7. Oversee the work of the Company's independent auditors, including the resolution of any disagreement between management and the auditors regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

8. Approve in advance any audit or non-audit services between the Company and the independent auditors, other than "prohibited non-audit services." The Committee may delegate to one or more of its members the authority to approve in advance all audit or non-audit services to be provided by the independent auditors so long as each pre-approval decision is presented to the full Committee at its next meeting.

The following services constitute "prohibited non-audit services" with respect to the Company and its affiliates, provided, that, the services described in clauses (i)-(v) shall not constitute prohibited non-audit services if it is reasonable to conclude that the results thereof will not be subject to auditing procedures during an audit:

(i) bookkeeping or other services related to accounting records or financial statements;

(ii) financial information systems design and implementation;

(iii) appraisal or valuation services, providing fairness opinions or preparing contribution-in-kind reports;

(iv) actuarial services;

(v) internal audit outsourcing services;

(vi) management functions or human resources;

(vii) broker or dealer, investment adviser or investment banking services;

(viii) legal services and expert services unrelated to the audit;

(ix) personal tax preparation services or advice for the Company's executive officers; and

(x) any other service that the SEC, Public Company Accounting Oversight Board or the New York Stock Exchange prohibits through regulation or listing requirements.

The Committee must pre-approve audit and non-audit services either:

(i) prior to the engagement; or

(ii) pursuant to pre-approval policies and procedures adopted by the Committee, provided that

    (a) the policies and procedures are detailed as to the particular service,

    (b) the Committee is informed on a timely basis of the rendering of each service,

(c) such policies and procedures do not include delegation of the Committee's responsibilities to management and

(d) such policies and procedures are disclosed as required by the rules of the SEC.

Notwithstanding the foregoing, pre-approval is not necessary for minor non-audit services if:

(i) the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its auditors during the fiscal year in which the non-audit services are provided;

(ii) such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii) such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

9. Review, at least annually, the qualifications, performance and independence of the independent auditors. In conducting its review and evaluation, the Committee should:

a. Obtain and review a report by the Company's independent auditors describing: (i) the auditing firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and the Company, in order to assess the auditor's independence;

b. Ensure the timely rotation of "lead partners," "concurring or reviewing partners" and other "audit partners," in each case at least to the extent required by the rules promulgated by the SEC;

c. Confirm with the independent auditors that the "audit partners" do not earn or receive any compensation based on selling engagements to the Company or its affiliates to provide any services, other than audit, review or attest services, to the extent such compensation would compromise the independence of the auditors under the rules promulgated by the SEC; and

d. Take into account the opinions of management and the Company's internal auditors (or other personnel responsible for the internal audit function).

Financial Reporting Process

10. In consultation with the independent auditors, management and the internal auditors, review the integrity of the Company's financial reporting processes, both internal and external. In that connection, the Committee must, prior to the filing by the Company of its annual report and at such other times that the Committee deems appropriate, obtain and discuss with management and the independent auditors reports from management and the independent auditors regarding:

(a) all critical accounting policies and practices to be used by the Company;

(b) analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues, disagreements with management, if any, and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with the Company's management, the ramifications of the use of the alternative disclosures and treatments, and the treatment preferred by the independent auditors;

(c) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles;

(d) major issues as to the adequacy of the Company's internal controls and any specific audit steps adopted in light of material control deficiencies; and

(e) any other material written communications between the independent auditors and the Company's management.

11. Review periodically the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

12. Review with the independent auditors (i) any audit problems or other difficulties encountered by the auditor in the course of the audit process, including any restrictions on the scope of the independent auditors' activities or on access to requested information, and any significant disagreements with management and (ii) management's responses to such matters. Without excluding other possibilities, the Committee may wish to review with the independent auditors (i) any accounting adjustments that were noted or proposed by the auditors but were "passed" (as immaterial or otherwise), (ii) any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement and (iii) any "management" or "internal control" letter issued, or proposed to be issued, by the independent auditors to the Company.

13. Review and discuss with the independent auditors the responsibilities, budget and staffing of the Company's internal audit function.

Legal Compliance/General

14. Review periodically, with the Company's counsel, any legal matter that could have a significant impact on the Company's financial statements.

15. Discuss with management and the independent auditors the Company's guidelines and policies with respect to risk assessment and risk management. The Committee should discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

16. Set clear hiring policies for employees or former employees of the independent auditors. At a minimum, these policies must prohibit the hiring of members of the Company's "audit engagement team" in a position at the Company which would cause the independent auditors to no longer qualify as independent under the rules promulgated by the SEC.

17. Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Reports

18. Prepare all audit committee reports required to be included in the Company's proxy statement, pursuant to and in accordance with applicable rules and regulations of the SEC.

19. Report regularly to the full Board including:

(i) with respect to any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditors or the performance of the internal audit function;

(ii) following all meetings of the Committee; and

(iii) with respect to such other matters as are relevant to the Committee's discharge of its responsibilities.

The Committee shall provide such recommendations as the Committee may deem appropriate. The report to the Board may take the form of an oral report by the Chairman or any other member of the Committee designated by the Committee to make such report.

V. Annual Performance Evaluation

The Committee shall perform a review and evaluation, at least annually, of the performance of the Committee and its members, including by reviewing the compliance of the Committee with this Charter. In addition, the Committee shall review and reassess, at least annually, the adequacy of this Charter and recommend to the Board of Directors any improvements to this Charter that the Committee considers necessary or valuable. The Committee shall conduct such evaluations and reviews in such manner as it deems appropriate.

VI. Other Matters

The Committee will provide oversight regarding Bard's compliance with the Foreign Corrupt Practices Act and with Bard's Business Ethics Policy.

AUDIT COMMITTEE PRE-APPROVAL POLICY

I. Statement of Principles

The Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. Unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any proposed services exceeding pre-approved cost levels will require specific pre-approval by the Audit Committee.

The appendices to this Policy describe the Audit, Audit-related, Tax and All Other services that have the pre-approval of the Audit Committee. The term of any pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period. The Audit Committee will periodically revise the list of pre-approved services, based on subsequent determinations.

II. Delegation

The Audit Committee delegates pre-approval authority to its Chairperson and may delegate such authority to one or more of its other members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

III. Audit Services

The annual Audit services engagement terms and fees will be subject to the specific pre-approval of the Audit Committee. The Audit Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

In addition to the annual Audit services engagement approved by the Audit Committee, the Audit Committee may grant pre-approval for other Audit services, which are those services that only the independent auditor reasonably can provide. The Audit Committee has pre-approved the Audit services listed in Appendix A. All other Audit services not listed in Appendix A must be separately pre-approved by the Audit Committee.

IV. Audit-related Services

Audit-related services are assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are traditionally performed by the independent auditor. The Audit Committee believes that the provision of Audit-related services does not impair the independence of the auditor, and has pre-approved the Audit-related services listed in Appendix B. All other Audit-related services not listed in Appendix B must be separately pre-approved by the Audit Committee.

V. Tax Services

The Audit Committee believes that the independent auditor can provide Tax services to the Company such as tax compliance, tax planning and tax advice without impairing the auditor's independence. However, the Audit Committee will not permit the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the purpose of which may be tax avoidance and the tax treatment of which may not be supported in the Internal Revenue Code and related regulations. The Audit Committee has pre-approved the Tax services listed in Appendix C. All Tax services involving large and complex transactions not listed in Appendix C must be separately pre-approved by the Audit Committee.

VI. All Other Services

The Audit Committee may grant pre-approval to those permissible non-audit services classified as All Other services that it believes are routine and recurring services, and would not impair the independence of the auditor. The Audit Committee has pre-approved the All Other services listed in Appendix D. Permissible All Other services not listed in Appendix D must be separately pre-approved by the Audit Committee.

A list of the SEC's prohibited non-audit services is attached to this policy as Appendix E. The SEC's rules and relevant guidance should be consulted to determine the precise definitions of these services and the applicability of exceptions to certain of the prohibitions.

VII. Pre-approval Fee Levels

Pre-approval fee levels for all services to be provided by the independent auditor will be established periodically by the Audit Committee. Any proposed services exceeding these levels will require specific pre-approval by the Audit Committee.

VIII. Procedures

Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer or Controller, and must include a joint statement as to whether, in their view, the request or application is consistent with the SEC's rules on auditor independence.

PRE-APPROVED AUDIT SERVICES

Service	Range of Fees
1. Statutory audits or financial audits for affiliates of the Company	Not to exceed $25,000
2. Services associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g. comfort letters, consents) and assistance in responding to SEC comment letters	Not to exceed $50,000
3. Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or other actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard setting bodies (Note: Under SEC rules, some consultations may be "audit-related" services rather than "audit" services)	Not to exceed $50,000

PRE-APPROVED AUDIT RELATED SERVICES

Service	Range of Fees
1. Due diligence services pertaining to potential business acquisitions/dispositions	Not to exceed $25,000
2. Agreed-upon or expanded audit procedures related to accounting and/or billing records required to respond to or comply with financial, accounting or regulatory reporting matters	Not to exceed $50,000
3. Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard-setting bodies (Note: Under SEC rules, some consultations may be "audit" services rather than "audit-related" services)	Not to exceed $50,000
4. Attest services not required by statute or regulation	Not to exceed $25,000

PRE-APPROVED TAX SERVICES

Service	Range of Fees
1. U.S. federal, state and local tax planning and advice	Not to exceed $25,000
2. U.S. federal, state and local tax compliance	Not to exceed $10,000
3. International tax planning and advice	Not to exceed $10,000
4. International tax compliance	Not to exceed $10,000

PRE-APPROVED ALL OTHER SERVICES

<u>Service</u>	<u>Range of Fees</u>
1. No such services are pre-approved	—

PROHIBITED NON-AUDIT SERVICES

- Bookkeeping or other services related to the accounting records or financial statements of the audit client

- Financial information systems design and implementation

- Appraisal or valuation services, fairness opinions or contribution-in-kind reports

- Actuarial services

- Internal audit outsourcing services

- Management functions

- Human resources

- Broker-dealer, investment advisor or investment banking services

- Legal services

- Expert services unrelated to the audit

- Personal tax preparation services or advice for Company's Executive Officers

EXHIBIT C

2003 LONG TERM INCENTIVE PLAN
OF
C. R. BARD, INC.
(AS AMENDED AND RESTATED)

SECTION 1. — Purpose of the Plan

The 2003 Long Term Incentive Plan of C. R. Bard, Inc. is designed to attract and retain the services of selected employees of the Corporation and its Subsidiaries and to motivate such employees to exert their best efforts on behalf of the Corporation and its Subsidiaries by providing incentives through the granting of Awards. The Corporation expects that it will benefit from the added interest that such employees will have in the welfare of the Corporation as a result of their proprietary interest in the Corporation's success. The Plan may be used to grant equity-based awards under various compensation programs of the Corporation, as determined in the discretion of the Compensation Committee of the Board of Directors of the Corporation and in accordance with the terms hereof. The Committee shall have the full authority to establish the terms and conditions of any Award granted under the Plan, subject to the terms and limitations contained herein.

SECTION 2. — Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this Section:

(a) *Act:*   The Securities Exchange Act of 1934, as amended (or any successor statute thereto).

(b) *Award:*   An Option, Stock Appreciation Right or Other Stock-Based Award granted pursuant to the Plan.

(c) *Board:*   The Board of Directors of the Corporation.

(d) *Change of Control:*   A change of control of the nature that would be required to be reported in response to Item 1(a) of the Current Report on Form 8-K as in effect on April 16, 2003, pursuant to Section 13 or 15(d) of the Act (other than such a change of control involving a Permitted Holder); provided, that, without limitation, a Change of Control shall be deemed to have occurred if:

(i) any "person" (other than a Permitted Holder) shall become the "beneficial owner", as those terms are defined below, of capital stock of the Corporation, the voting power of which constitutes 20% or more of the general voting power of all of the Corporation's outstanding capital stock; or

(ii) individuals who, as of April 16, 2003, constituted the Board (the "Incumbent Board") cease for any reasons to constitute at least a majority of the Board; *provided,* that any person becoming a Director subsequent to April 16, 2003, whose election, or nomination for election by the Corporation's shareholders, was approved by a vote of at least three quarters of the Directors comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of the Corporation, which is or would be subject to Rule 14a-11 of the Regulation 14A promulgated under the Act) shall be, for purposes of the Plan, considered as though such person were a member of the Incumbent Board.

For purposes of the definition of Change of Control, the following definitions shall be applicable:

(1) The term "person" shall mean any individual, group, corporation or other entity.

(2) For purposes of this definition only, any person shall be deemed to be the "beneficial owner" of any shares of capital stock of the Corporation:

(i) which that person owns directly, whether or not of record, or

(ii) which that person has the right to acquire pursuant to any agreement or understanding or upon exercise of conversion rights, warrants, or options, or otherwise, or

(iii) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (ii) above), by an "affiliate" or "associate" (as defined in the rules of the Securities and Exchange Commission under the Securities Act of 1933, as amended) of that person, or

(iv) which are beneficially owned, directly or indirectly (including shares deemed owned through application of clause (ii) above), by any other person with which that person or such person's "affiliate" or "associate" (defined as aforesaid) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of capital stock of the Corporation.

(3) The outstanding shares of capital stock of the Corporation shall include shares deemed owned through application of clauses (2)(ii), (iii) and (iv), above, but shall not include any other shares which may be issuable pursuant to any agreement or upon exercise of conversion rights, warrants or options, or otherwise, but which are not actually outstanding.

(e) *Code:*   The Internal Revenue Code of 1986, as amended (or any successor statute thereto).

(f) *Committee:*   The Compensation Committee of the Board, or such other committee as may be designated by the Board.

(g) *Corporation:*   C. R. Bard, Inc., a New Jersey corporation.

(h) *Director:*   A member of the Board.

(i) *Disability:*   Inability of a Participant to perform in all material respects his duties and responsibilities to the Corporation, or any Subsidiary of the Corporation, by reason of a physical or mental disability or infirmity which inability is reasonably expected to be permanent and has continued (i) for a period of six consecutive months or (ii) such shorter period as the Committee may reasonably determine in good faith. The Disability determination shall be in the sole discretion of the Committee.

(j) *Effective Date:*   April 16, 2003, provided that the Plan shall have been approved by the shareholders of the Corporation.

(k) *Fair Market Value:*   On a given date, (i) if there should be a public market for the Shares on such date, the arithmetic mean of the high and low prices of the Shares as reported on such date on the Composite Tape of the principal national securities exchange on which such Shares are listed or admitted to trading, or, if the Shares are not listed or admitted on any national securities exchange, the arithmetic mean of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System (or such market in which such prices are regularly quoted) (the "NASDAQ"), or, if no sale of Shares shall have been reported on the Composite Tape of any national securities exchange or quoted on the NASDAQ on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used, and (ii) if there should not be a public market for the Shares on such date, the Fair Market Value shall be the value established by the Committee in good faith.

(l) *ISO:*   An Option that is also an incentive stock option granted pursuant to Section 6(d) of the Plan.

(m) *LSAR:*   A limited stock appreciation right granted pursuant to Section 7(d) of the Plan.

(n) *Other Stock-Based Awards:*   Awards granted pursuant to Section 8 of the Plan.

(o) *Option:*   A stock option granted pursuant to Section 6 of the Plan.

(p) *Option Price:*   The purchase price per Share of an Option, as determined pursuant to Section 6(a) of the Plan.

(q) *Participant:*   An employee of the Corporation or any of its Subsidiaries who is selected by the Committee to participate in the Plan.

(r) *Permitted Holder* means, as of the date of determination: (i) an employee benefit plan (or trust forming a part thereof) maintained by the Corporation or any corporation or other person of which a majority of its voting power of its voting equity securities or equity interest is owned, directly or indirectly, by the Corporation (a "Controlled Entity"); (ii) the Corporation or any Controlled Entity; (iii) any entity, which directly or indirectly through a majority-owned Subsidiary, following a transaction described in paragraph (d) above, owns the stock or assets of the Corporation, and in which a majority of the combined voting power of the voting securities of such entity is held by the shareholders of the Corporation who were shareholders of the Corporation immediately prior to such transaction, in substantially the same proportion to each other that they were prior to the transaction; or (iv) an underwriter in a public offering, or purchaser in a private placement, of capital stock by the Corporation.

(s) *Performance-Based Awards:*   Certain Other Stock-Based Awards granted pursuant to Section 8(b) of the Plan.

(t) *Plan:*   The 2003 Long Term Incentive Plan of C. R. Bard, Inc., as amended from time to time.

(u) *Shares:*   Shares of common stock of the Corporation.

(v) *Stock Appreciation Right:*   A stock appreciation right granted pursuant to Section 7 of the Plan.

(w) *Subsidiary:*   A subsidiary corporation, as defined in Section 424(f) of the Code (or any successor section thereto).

SECTION 3. — Shares Subject to the Plan

Subject to adjustment as provided in Section 9, (i) the total number of Shares which may be issued under the Plan is 5,000,000 and (ii) the maximum number of Shares for which Options and Stock Appreciation Rights or Other Stock-Based Awards under Section 8(b) may be granted during a calendar year to any Participant shall not exceed 450,000. The maximum number of Shares that may be granted as Awards of restricted Shares, unrestricted Shares and restricted Share units shall not exceed 1,200,000 shares in the aggregate. The Shares may consist, in whole or in part, of unissued Shares or treasury Shares. The issuance of Shares or the payment of cash upon the exercise of an Award or in consideration of the cancellation or termination of an Award shall reduce the total number of Shares available under the Plan, as applicable. Shares subject to Awards which are forfeited, terminate or otherwise lapse will be added back to the aggregate number of Shares available under the Plan.

SECTION 4. — Administration

The Plan shall be administered by the Committee, which may delegate its duties and powers in whole or in part to any subcommittee thereof; it is expected that such subcommittee shall consist solely of at least two individuals who are intended to qualify as "Non-Employee Directors" within the meaning of Rule 16b-3 under the Act (or any successor rule thereto) and "outside directors" within the meaning of Section 162(m) of the Code (or any successor section thereto); *provided, however,* that the failure of the subcommittee to be so constituted shall not impair the validity of any Award made by such subcommittee. Subject to the provisions of the Plan, the Committee shall have exclusive power to select the Participants and to determine the amount of, or method of determining, the Awards to be made to Participants. All Awards granted to Participants under the Plan shall be evidenced by an Award agreement which specifies the type of Award granted pursuant to the Plan, the number of Shares underlying the Award and all terms governing the Award, including, without limitation, terms regarding vesting, exercisability and expiration of the Award. Awards may, in the discretion of the Committee, and to the extent permitted by Section 6(a), be made under the Plan to Participants in assumption of, or in substitution for, outstanding awards previously granted by the Corporation or its affiliates or an entity acquired by the Corporation or with which the Corporation combines. The number of Shares underlying such substitute awards shall be counted against the aggregate number of Shares available for Awards under the Plan. The Shares underlying such previously outstanding awards, if such awards were Awards under this Plan, shall be added back to the aggregate number of Shares available under the Plan. The Committee is authorized to interpret the Plan, to establish, amend or rescind any rules and regulations relating to the Plan and to make any other determinations that it deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems necessary or desirable. Any decision of the Committee in the interpretation and administration of the Plan, as described herein, shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned (including, but not limited to, Participants and their beneficiaries or successors). The Committee shall have the full power and authority, consistent with the provisions of the Plan, to establish the terms and conditions of any Award and to waive any such terms or conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). The Committee shall require payment of any amount it may determine to be necessary to withhold for federal, state, local or other taxes as a result of the exercise, grant or vesting of an Award as a condition to such exercise, grant or vesting. Unless the Committee specifies otherwise, the Participant may elect to pay a portion or all of such withholding taxes by (a) delivery in Shares or (b) having Shares withheld by the Corporation from any Shares that would have otherwise been received by the Participant.

SECTION 5. — Limitations

No Award may be granted under the Plan after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

SECTION 6. — Terms and Conditions of Options

Options granted under the Plan shall be, as determined by the Committee, non-qualified or incentive stock options for federal income tax purposes, as evidenced by the related Award agreements between the Corporation and the Option recipient, and shall be subject to the foregoing and the following terms and conditions and to such other terms and conditions, not inconsistent therewith, as the Committee shall determine:

(a) *Option Price.* The Option Price per Share shall be determined by the Committee, but shall not be less than 100% of the Fair Market Value of the Shares on the date an Option is granted, except for Options granted in assumption of or substitution for outstanding awards previously granted by the Corporation or its affiliates or an entity that the Corporation acquires or with which the Corporation combines, in any case in a transaction contemplated by Section 9(a). Except as otherwise provided in this Section 6(a), the Committee shall not have the authority to reduce the Option Price per Share of any outstanding Option granted pursuant to the Plan by amendment or cancellation and substitution of the outstanding Option or by any other action of the Committee without the approval of the Corporation's shareholders.

(b) *Exercisability.* Options granted under the Plan shall be vested and exercisable at such times and upon such terms and conditions as may be determined by the Committee, but in no event shall an Option be exercisable more than ten years after the date it is granted.

(c) *Exercise of Options.* Except as otherwise provided in the Plan or in an Award agreement, an Option may be exercised for all, or from time to time any part, of the Shares for which it is then vested and exercisable. For purposes of Section 6 of the Plan, the exercise date of an Option shall be the later of the date a notice of exercise is received by the Corporation and, if applicable, the date payment is received by the Corporation pursuant to clauses (i), (ii), (iii) or (iv) in the following sentence. The purchase price for the Shares as to which an Option is exercised shall be paid to the Corporation in full at the time of exercise at the election of the Participant (i) in cash or its equivalent (e.g., by check), (ii) to the extent permitted by the Committee, in Shares having a Fair Market Value equal to the aggregate Option Price for the Shares being purchased and satisfying such other requirements as may be imposed by the Committee; *provided,* that such Shares have been held by the Participant for no less than six months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment applying generally accepted accounting principles), (iii) partly in cash and, to the extent permitted by the Committee, partly in such Shares or (iv) if there is a public market for the Shares at such time, subject to rules and limitations established by the Committee, through the delivery of irrevocable instructions to a broker to sell Shares obtained upon the exercise of the Option and to deliver promptly to the Corporation an amount out of the proceeds of such sale equal to the aggregate Option Price for the Shares being purchased. No Participant shall have any rights to dividends or other rights of a stockholder with respect to Shares subject to an Option until the Participant has given written notice of exercise of the Option, paid in full for such Shares, received such Shares from the Corporation and, if applicable, has satisfied any other conditions imposed by the Committee pursuant to the Plan.

(d) *Incentive Stock Options.* The Committee may grant Options under the Plan that are intended to be ISOs. Such ISOs shall comply with the requirements of Section 422 of the Code (or any successor section thereto). Except as otherwise permitted in Section 422 of the Code (or any successor section thereto), no ISO may be granted to any Participant who, at the time of such grant, owns more than ten percent of the total combined voting power of all classes of stock of the Corporation or of any Subsidiary, unless (i) the Option Price for such ISO is at least 110% of the Fair Market Value of a Share on the date the ISO is granted and (ii) the date on which such ISO terminates is a date not later than the day preceding the fifth anniversary of the date on which the ISO is granted. Any Participant who disposes of Shares acquired upon the exercise of an ISO either (i) within two years after the date of grant of such ISO or (ii) within one year after the transfer of such Shares to the Participant shall promptly notify the Corporation of such disposition and of the amount realized upon such disposition. All Options granted under the Plan are intended to be nonqualified stock options, unless the applicable Award agreement expressly states that the Option is intended to be an ISO. If an Option is intended to be an ISO, and if for any reason such Option (or portion thereof) shall not qualify as an ISO, then, to the extent of such failure to qualify, such Option (or portion thereof) shall be regarded as a nonqualified stock option granted under the Plan; *provided,* that such Option (or portion thereof) otherwise complies with the Plan's requirements relating to nonqualified stock options. In no event shall any member of the Committee, the Corporation or any of its Affiliates (or their respective employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Option to qualify for any reason as an ISO.

(e) *Attestation.* Wherever in this Plan or any agreement evidencing an Award a Participant is permitted to pay the exercise price of an Option or taxes relating to the exercise of an Option by delivering Shares, the Participant may, subject to procedures satisfactory to the Committee, satisfy such delivery requirement by presenting proof that he or she is the beneficial owner (as such term is defined in Rule 13d-3 under the Act (or any successor rule thereto)) of such Shares, in which case the Corporation shall treat the Option as exercised without further payment and shall withhold such number of Shares from the Shares acquired by the exercise of the Option.

SECTION 7. — Terms and Conditions of Stock Appreciation Rights

(a) *Grants.* The Committee also may grant (i) a Stock Appreciation Right independent of an Option or (ii) a Stock Appreciation Right in connection with an Option, or a portion thereof. A Stock

Appreciation Right granted pursuant to clause (ii) of the preceding sentence (A) may be granted at the time the related Option is granted or at any time prior to the exercise or cancellation of the related Option, (B) shall cover the same number of Shares covered by an Option (or such lesser number of Shares as the Committee may determine) and (C) shall be subject to the same terms and conditions as such Option except for such additional limitations as are contemplated by this Section 7 (or such additional limitations as may be included in an Award agreement).

(b) *Terms.*   The exercise price per Share of a Stock Appreciation Right shall be an amount determined by the Committee but in no event shall such amount be less than the greater of (i) the Fair Market Value of a Share on the date the Stock Appreciation Right is granted or, in the case of a Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, the Option Price of the related Option and (ii) the minimum amount permitted by applicable laws, rules, by-laws or policies of regulatory authorities or stock exchanges. Each Stock Appreciation Right granted independent of an Option shall entitle a Participant upon exercise to an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the exercise price per Share, times (ii) the number of Shares covered by the Stock Appreciation Right and as to which the Stock Appreciation Right is exercised. Each Stock Appreciation Right granted in conjunction with an Option, or a portion thereof, shall entitle a Participant to surrender to the Corporation the unexercised Option, or any portion thereof, and to receive from the Corporation in exchange therefor an amount equal to (i) the excess of (A) the Fair Market Value on the exercise date of one Share over (B) the Option Price per Share, times (ii) the number of Shares covered by the Option, or portion thereof, which is surrendered. The date a notice of exercise is received by the Corporation shall be the exercise date. Payment shall be made in Shares or in cash, or partly in Shares and partly in cash (any such Shares valued at such Fair Market Value), all as shall be determined by the Committee. Stock Appreciation Rights may be exercised from time to time in whole or in part upon actual receipt by the Corporation of written notice of exercise stating the number of Shares with respect to which the Stock Appreciation Right is being exercised. No fractional Shares will be issued in payment for Stock Appreciation Rights, but instead cash will be paid for a fraction or, if the Committee should so determine, the number of Shares will be rounded downward to the next whole Share.

(c) *Limitations.*   The Committee may impose, in its discretion, such conditions upon the exercisability or transferability of Stock Appreciation Rights as it may deem fit.

(d) *Limited Stock Appreciation Rights.*   The Committee may grant LSARs that are exercisable upon the occurrence of specified contingent events (including, without limitation, a Change of Control). Such LSARs may provide for a different method of determining appreciation, may specify that payment will be made only in cash and may provide that any related Awards are not exercisable while such LSARs are exercisable. Pursuant to Section 4, the Committee is authorized to amend the terms of an LSAR held by any employee subject to Section 16 of the Exchange Act, as may be necessary so that the holding and exercise of such LSAR will be exempt under such Section 16. Unless the context otherwise requires, whenever the term "Stock Appreciation Right" is used in the Plan, such term shall include LSARs.

SECTION 8. — Other Stock-Based Awards

(a) *Generally.*   The Committee, in its sole discretion, may grant or sell Awards of Shares, Awards of restricted Shares and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, Shares ("Other Stock-Based Awards"). Such Other Stock-Based Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive, or vest with respect to, one or more Shares (or the equivalent cash value of such Shares) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives; *provided, however*, that the Committee may grant Awards of unrestricted Shares only if the Committee has determined that such Award is made in lieu of salary or cash bonus. Other Stock-Based Awards may be granted alone or in addition to any other Awards granted under the Plan. Subject to the provisions of the Plan, the Committee shall determine to whom and when Other Stock-Based Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Other Stock-Based Awards; whether such Other Stock-Based Awards shall be settled in cash, Shares or a combination of cash and Shares; and all other terms and conditions of such Awards (including, without limitation, the vesting provisions thereof and provisions ensuring that all Shares so awarded and issued shall be fully paid and non-assessable); *provided, however*, that the restricted period specified in respect of any Award of restricted Shares shall not be less than three years, except that the Committee may (i) provide for the restricted period to terminate at any time after one year upon the attainment of performance-based objectives and (ii) the Committee may grant awards of up to 150,000 restricted Shares without regard to this limitation.

(b) *Performance-Based Awards.* Notwithstanding anything to the contrary herein, certain Other Stock-Based Awards granted under this Section 8 may be granted in a manner which is deductible by the Corporation under Section 162(m) of the Code (or any successor section thereto) ("Performance-Based Awards"). A Participant's Performance-Based Awards shall be determined based on the attainment of written performance goals approved by the Committee for a performance period established by the Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if less, the number of days which is equal to 25 percent of the relevant performance period, or as otherwise permitted pursuant to Section 162(m) of the Code (or any successor section thereto). The performance goals, which must be objective, shall be based upon one or more of the following criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per Share; (v) return on shareholders' equity; (vi) attainment of strategic and operational initiatives; (vii) customer income; (viii) economic value-added models; (ix) maintenance or improvement of profit margins; (x) stock price, including, without limitation, as compared to one or more stock indices; (xi) market share; (xii) revenues, sales or net sales; (xiii) return on assets; (xiv) book value per Share; (xv) expense management; (xvi) improvements in capital structure; (xvii) costs and (xviii) cash flow. The foregoing criteria may relate to the Corporation, one or more of its Subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with the Code, the performance goals may be calculated without regard to extraordinary, unusual and/or non-recurring items. The Committee shall determine whether, with respect to a performance period, the applicable performance goals have been met with respect to a given Participant and, if they have, so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be paid for such performance period until such certification is made by the Committee. The amount of the Performance-Based Award actually paid to a given Participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period; *provided, however*, that a Participant may, if and to the extent permitted by the Committee and consistent with the provisions of Section 162(m) of the Code, elect to defer payment of a Performance Based Award. To the extent Section 162(m) of the Code (or any successor section thereto) provides terms different from the requirements of this Section 8(b), this Section 8(b) shall be deemed amended thereby.

SECTION 9. — Adjustments Upon Certain Events

Notwithstanding any other provisions in the Plan to the contrary:

(a) *Generally.* In the event after the Effective Date there is any Share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, combination or transaction or exchange of Shares or other corporate exchange, or any distribution to shareholders of Shares or other property or securities (other than regular cash dividends) or any transaction similar to the foregoing or other transaction that results in a change to the Corporation's equity capitalization, the Committee in its sole discretion and without liability to any person may make such substitution or adjustment, if any, as it deems to be equitable or appropriate, as to (i) the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the maximum number of Shares for which Options and Stock Appreciation Rights and Other Stock-Based Awards under Section 8(b) may be granted during a calendar year to any Participant, (iii) the maximum number of Shares which may be granted as Awards of restricted Shares, unrestricted Shares and restricted Share units, (iv) the Option Price, exercise price of any Stock Appreciation Right or purchase price of any Award and/or (v) any other affected terms of an Award or the Plan.

(b) *Change of Control.*   In the event of a Change of Control after the Effective Date, except to the extent the Committee has determined otherwise with respect to any Award at or prior to the time of grant, (i) any outstanding Awards then held by Participants which are unexercisable or otherwise unvested or subject to lapse restrictions shall automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to the effectiveness of such Change of Control and (ii) the Committee may, but shall not be obligated to, (A) cancel such Awards for fair value (as determined in the sole discretion of the Committee) which, in the case of Options and Stock Appreciation Rights, may equal the excess, if any, of value of the consideration to be paid in the Change of Control transaction to holders of the same number of Shares subject to such Options or Stock Appreciation Rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the Shares subject to such Options or Stock Appreciation Rights) over the aggregate exercise price of such Options or Stock Appreciation Rights or (B) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Committee in its sole discretion.

SECTION 10. — No Right to Employment or Awards; Excluded Compensation Under Other Plans

The granting of an Award under the Plan shall impose no obligation on the Corporation or any Subsidiary to continue the employment of a Participant and shall not lessen or affect the Corporation's or Subsidiary's right to terminate the employment of such Participant. No Participant or other Person shall have any claim to be granted any Award, and there is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant (whether or not such Participants are similarly situated). No award under the Plan shall be taken into account in determining a Participant's compensation for purposes of any group life insurance or other employee benefit or pension plan of the Corporation.

SECTION 11. — Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

SECTION 12. — Nontransferability of Awards

Unless otherwise determined by the Committee, an Award shall not be transferable or assignable by the Participant otherwise than by will or by the laws of descent and distribution. An Award exercisable after the death of a Participant may be exercised by the legatees, personal representatives or distributees of the Participant. Upon the Disability of a Participant, an Award may be exercisable by his or her conservator or representative.

SECTION 13. — Share Issuance and Delivery in Compliance With Securities Laws

If in the opinion of counsel for the Corporation (who may be an employee of the Corporation or independent counsel employed by the Corporation), any issuance or delivery of Shares to a Participant will violate the requirements of any applicable federal or state laws, rules or regulations (including, without limitation, the provisions of the Securities Act of 1933, as amended, or the Act), such issuance or delivery may be postponed until the Corporation is satisfied that the distribution will not violate such laws, rules or regulations. Certificates delivered to Participants pursuant to the Plan may bear such legends as the Corporation may deem advisable.

SECTION 14. — Amendments or Termination

The Board may amend the Plan at any time, provided that no amendment shall be made without the approval of the Shareholders of the Corporation that would (a) increase the maximum number of Shares which may be acquired under the Plan, (b) extend the term during which Options may be granted under the Plan, (c) permit the Option Price per Share to be less than 100% of the Fair Market Value of the Shares on the date an Option is granted (other than as provided in Section 6(a)), (d) terminate restrictions applicable to Awards (except in connection with a Participant's death, Disability or termination of employment or in connection with a Change of Control) or (e) provide for Awards not permitted pursuant to the terms of the Plan. The Board shall also have the right to terminate the Plan at any time. Without the consent of a Participant (except as otherwise provided in Section 9(a)), no amendment shall materially diminish any of the rights of such Participant under any Award theretofore granted to such Participant under the Plan; *provided, however*, that the Committee may amend the Plan in such manner as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws.

SECTION 15. — International Participants

With respect to Participants who reside or work outside the United States of America and who are not (and who are not expected to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may, in its sole discretion, amend the terms of the Plan or Awards with respect to such Participants in order to conform such terms with the provisions of local law and practice or otherwise as deemed necessary or desirable by the Committee.

SECTION 16. — Choice of Law

The Plan shall be governed by and construed in accordance with the laws of the State of New Jersey without regard to conflicts of laws.

SECTION 17. — Effectiveness of the Plan

The Plan shall be effective as of the Effective Date.

1994 EXECUTIVE BONUS PLAN
OF
C. R. BARD, INC.
(AS AMENDED AND RESTATED)

This is the C. R. Bard, Inc. Amended and Restated 1994 Executive Bonus Plan (the "Plan"), as authorized by the Board of Directors (the "Board") of C. R. Bard, Inc. (the "Company"), for the payment of incentive compensation to designated employees.

1. Definitions

As used in the Plan, the following terms have the following meanings:

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Committee" shall mean the Compensation Committee of the Board, or a subcommittee to which the Compensation Committee delegates its duties.

"Outside Directors" shall have the meaning ascribed to it in Section 162(m) of the Code and the regulations proposed or adopted thereunder.

2. Objectives

The objectives of the Plan are to:

• Help attract, retain and motivate the executives required to manage the Company; and

• Promote the achievement of rigorous but realistic financial goals and encourage intensive fact-based business planning.

3. Administration

The Plan will be administered by the Committee. The Committee shall consist solely of at least two Outside Directors. Subject to the provisions of the Plan, the Committee will have full authority to interpret the Plan, to establish and amend rules and regulations relating to it, to determine the terms and provisions for making awards and to make all other determinations necessary or advisable for the administration of the Plan.

4. Participation

Participation in the Plan in any fiscal year will be limited to individuals who are determined by the Board to be "executive officers".

5. Performance Goals

Bonuses hereunder will be determined based upon one or more of the following objective performance criteria: (i) consolidated earnings before or after taxes (including earnings before interest, taxes, depreciation and amortization); (ii) net income; (iii) operating income; (iv) earnings per share; (v) return on shareholders' equity (also referred to as return on investments); (vi) attainment of strategic and operational initiatives; (vii) customer income; (viii) economic value-added models; (ix) maintenance or improvement of profit margins; (x) stock price, including, without limitation, as compared to one or more stock indices; (xi) market share; (xii) revenues, sales or net sales; (xiii) return on assets; (xiv) book value per Share; (xv) expense management; (xvi) improvements in capital structure; (xvii) costs and (xviii) cash flow. The foregoing criteria may relate to the Company, one or more of its subsidiaries or one or more of its divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with the Code, the performance criteria may be calculated without regard to extraordinary, unusual and/or non-recurring items. Before the commencement of each fiscal year (or no later than the time permitted pursuant to Section 162(m) of the Code (or any successor section thereto)), the Committee shall select the performance criteria and establish the performance targets and the amount of bonus (expressed as a percentage of base salary in effect on the first day of the fiscal year) payable to each participant to the extent that performance satisfies the applicable criteria, whether equal to or within a range above or below the applicable target. In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, recapitalization, or other similar corporate change, the performance targets shall be appropriately adjusted by the Committee to the extent applicable.

6. Maximum

No bonus payable to an individual under this Plan for a given fiscal year shall exceed $1,800,000.

7. Time and Form of Payment

(a) *Payment.*   Except as provided in paragraph (b), of this Section 7, awards will be paid in cash as soon as practicable following the public announcement by the Company of its financial results for the fiscal year and written certification from the Committee of the extent to which the goals described in Section 5 hereof have been attained.

(b) *Deferral.*   A participant in the Plan may, prior to the commencement of a fiscal year, elect to defer payment of all or any portion of a bonus award earned during such fiscal year. Amounts so deferred will be credited by the Company, as the Company determines, (i) to an account for the participant and will be credited with interest on a quarterly basis at (x) the average interest rate received by the Company on its United States short-term investments for the fiscal quarter for which interest is credited or (y) if no such short-term investments were held, the prime rate in effect on the last business day of the fiscal quarter announced by J. P. Morgan or, if no such rate is published, the prime rate published in The Wall Street Journal on such date or (ii) to the C. R. Bard, Inc. Management Stock Purchase Program, a program under the Company's 2003 Long Term Incentive Plan. Amounts deferred pursuant to this paragraph 7(b) shall be paid in a lump sum upon termination of employment by reason of retirement, death, disability or otherwise or in installments as requested by the participant and agreed to by the Committee.

8. Death or Disability

A participant in the Plan (or a participant's beneficiary) whose employment terminates during a fiscal year due to death or disability shall receive, after the end of the fiscal year, an amount equal to the bonus which would have been payable to such participant, pro-rated for that portion of the fiscal year during which the participant was employed.

9. Miscellaneous

(a) *Amendment and Termination of the Plan.*   The Committee may amend, modify or terminate this Plan at any time and from time to time. Notwithstanding the foregoing, no such amendment, modification or termination shall affect payment of a bonus for a fiscal year already ended. The amendments to this Plan adopted as of April 21, 2004, shall apply with respect to fiscal years beginning with 2004.

(b) *No Assignment.*   Except as otherwise required by applicable law, no interest, benefit, payment, claim or right of any participant under the Plan shall be subject in any manner to any claims of any creditor of any participant or beneficiary, nor to alienation by anticipation, sale, transfer, assignment, bankruptcy, pledge, attachment, charge or encumbrance of any kind, and any attempt to take any such action shall be null and void.

(c) *No Rights to Employment.*   Nothing contained in the Plan shall give any person the right to be retained in the employment of the Company or any of its affiliates or associated corporations or affect the right of any such employer to dismiss any employee.

(d) *Beneficiary Designation.*   The Committee shall establish such procedures as it deems necessary for a participant to designate a beneficiary to whom any amounts would be payable in the event of the participant's death.

(e) *Communications.*

(i) All notices and communications to the Committee in connection with the Plan shall be in writing, shall be delivered by first class mail, by courier or by hand, shall be addressed to the Committee and shall be deemed to have been given and delivered only upon actual receipt thereof by the Committee. All notices and communications from the Committee to a participant, beneficiary or other person which the Committee deems necessary in connection with the Plan shall be in writing and shall be delivered to the participant or beneficiary or other person at the participant's, beneficiary's or other person's address last appearing in the records of the Company.

(ii) Each participant shall file with the Committee such pertinent information concerning the participant or the participant's beneficiary as is required by the Committee.

(f) *Plan Unfunded.*   The entire cost of this Plan shall be paid from the general assets of the Company. The rights of any person to receive benefits under the Plan shall be only those of a general unsecured creditor, and none of the Company, the Board nor the Committee shall be responsible for the adequacy of the general assets of the Company to meet and discharge Plan liabilities nor shall the Company be required to reserve or otherwise set aside funds for the payment of its obligations hereunder.

(g) *Applicable Law.*   The Plan and all rights thereunder shall be governed by and construed in accordance with the laws of the State of New Jersey, without regard to conflicts of interest principles.

Directions to Dolce Hamilton Park

From Newark Liberty Int'l Airport
Take I-78 West to Exit 48(Rt. 24 West). Take Rt. 24 West to Exit 2A(Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From I-287 (North or South)
Take Exit 37(Rt. 24 East). Take Rt. 24 East to Exit 2A(Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From I-80 (East or West)
Take Exit 43 (I-287 South). Take I-287 South to Exit 37(Rt. 24 East). Take Rt. 24 East to Exit 2A(Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From NJ Turnpike
Take Exit 14 (I-78 West). Take I-78 West to Exit 48(Rt. 24 West). Take Rt. 24 West to Exit 2A(Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

Heading South on the Garden State Parkway
Take Exit 142 (I-78 West). Take I-78 West to Exit 48(Rt. 24 West). Take Rt. 24 West to Exit 2A(Morristown). Make left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

Heading North on the Garden State Parkway
Take Exit 142 (I-78 East)(Note: stay in extreme right lanes as you approach the Union Toll Plaza. Exit 142 is immediately after toll plaza). Take I-78 East to Exit 54(Hillside/I-78 West). Cross over I-78 and enter onto I-78 West. Take I-78 West to Exit 48(Rt. 24 West). Take Rt. 24 West to Exit 2A (Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From Tappan Zee Bridge (Connecticut/Westchester CO.)
Take I-87 (New York Thruway) to Exit 15(I-287/New Jersey). Take I-287 South to Exit 37(Rt. 24 East). Take Rt. 24 East to Exit 2A(Morristown). Make a left at the first traffic light onto Park Ave. At fourth traffic light make a right into Dolce Hamilton Park.

From George Washington Bridge
Take I-80 West to Exit 43(I-287 South). Take I-287 South to Exit 37(Rt. 24 East). Take Rt. 24 East to Exit 2A(Morristown).   Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From Lincoln Tunnel
Take NJ Turnpike South to Exit 14(I-78 West). Take I-78 West to Exit 48(Rt. 24 West). Take Rt. 24 West to Exit 2A(Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

From Holland Tunnel
Take I-78 West to Exit 48(Rt. 24 West). Take Rt. 24 West to Exit 2A(Morristown). Make a left at the first traffic light onto Park Ave. At the fourth traffic light make a right into Dolce Hamilton Park.

SOURCE: Dolce Hamilton Park